                                                     Commission File No. 5-44316


================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------



                                SCHEDULE 13E-3/A1
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER


                              INLAND RESOURCES INC.
                                (Name of Issuer)


                              INLAND RESOURCES INC.
                               INLAND HOLDINGS LLC
                          TCW ASSET MANAGEMENT COMPANY
           TRUST COMPANY OF THE WEST, AS SUB-CUSTODIAN FOR MELLON BANK
                             HAMPTON INVESTMENTS LLC
                             PENGO SECURITIES CORP.
                                  MARC MACALUSO
                               BILL I. PENNINGTON
                       (Name of Persons Filing Statement)



COMMON STOCK, PAR VALUE $.001 PER SHARE                 457469-20-3
     (Title of Class of Securities)        (CUSIP Number of Class of Securities)



         INLAND RESOURCES INC.                      INLAND HOLDINGS LLC
        ATTENTION: MARC MACALUSO                ATTENTION: ARTHUR R. CARLSON
        CHIEF EXECUTIVE OFFICER                    AND THOMAS F. MEHLBERG
       410 17TH STREET, SUITE 700            865 S. FIGUEROA STREET, SUITE 1800
            DENVER, CO 80202                       LOS ANGELES, CA 90017
          TEL: (303) 893-0102                       TEL: (213) 244-0053



      TCW ASSET MANAGEMENT COMPANY               TRUST COMPANY OF THE WEST,
      ATTENTION: ARTHUR R. CARLSON            AS SUB-CUSTODIAN FOR MELLON BANK
         AND THOMAS F. MEHLBERG                 ATTENTION: ARTHUR R. CARLSON
   865 S. FIGUEROA STREET, SUITE 1800              AND THOMAS F. MEHLBERG
         LOS ANGELES, CA 90017               865 S. FIGUEROA STREET, SUITE 1800
          TEL: (213) 244-0053                      LOS ANGELES, CA 90017
                                                    TEL: (213) 244-0053



        HAMPTON INVESTMENTS LLC                    PENGO SECURITIES CORP.
       C/O PENGO SECURITIES CORP.                ATTENTION: GENERAL COUNSEL
       ATTENTION: GENERAL COUNSEL               885 THIRD AVENUE, 34TH FLOOR
      885 THIRD AVENUE, 34TH FLOOR                   NEW YORK, NY 10022
           NEW YORK, NY 10022                       TEL: (212) 888-5500
          TEL: (212) 888-5500


           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)


                                     WITH A COPY TO:
RONALD L. BROWN, ESQ.               DAVID A. LAMB, ESQ.                      JAMES L. RICE III, ESQ.
ANDREWS & KURTH L.L.P.            MILBANK, TWEED, HADLEY               AKIN GUMP STRAUSS HAUER & FELD LLP
   1717 MAIN STREET                    & MCCLOY LLP                         711 LOUISIANA, SUITE 1900
      SUITE 3700            601 S. FIGUEROA STREET, SUITE 3000                  HOUSTON, TX 77002
   DALLAS, TX 75201                LOS ANGELES, CA 90017

This statement is filed in connection with (check the appropriate box):


[ ]      a.   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.



[ ]      b.   The filing of a registration statement under the Securities Act of
              1933.



[ ]      c.   A tender offer.



[X]      d.   None of the above.



Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ]



                            CALCULATION OF FILING FEE



Transaction valuation: $282,000(1)  Amount of filing fee: $25.94(1)


-----------------
(1) Such fee is based upon $92 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:             $25.94
Filing Party:     Issuer
Form or Registration No.:           5-44316
Date Filed:                         February 5, 2003

================================================================================


                                TABLE OF CONTENTS



INTRODUCTION
         Item 4.           Terms of the Transaction
         Item 5.           Past Contracts, Transactions, Negotiations and Agreements
         Item 6.           Purposes of the Transactions, Negotiations and Agreements
         Item 7.           Purposes, Alternatives, Reasons and Effects
         Item 8.           Fairness of the Transaction
         Item 9.           Reports, Opinions, Appraisals and Negotiations
         Item 10.          Source and Amounts of Funds or Other Consideration
         Item 11.          Interest in Securities of the Subject Company
         Item 12.          The Solicitation or Recommendation
         Item 13.          Financial Statements
         Item 14.          Persons/Assts, Retained, Employed, Compensated or Used
         Item 15.          Additional Information
         Item 16.          Exhibits
SIGNATURE
INDEX TO EXHIBITS

                                 INTRODUCTION



         This Rule 13e-3 transaction statement on Schedule 13E-3 (this "Statement") is being filed by Inland Resources Inc., a Washington corporation (the "Company"); Inland Holdings LLC, a California limited liability company ("TCW"), TCW Asset Management Company ("TAMCO") and Trust Company of the West, as Sub-Custodian for Mellon Bank for the benefit of Account CPFF-873-3032 ("TCW as Sub-Custodian") (TCW, TAMCO and TCW as Sub-Custodian, collectively, the "TCW Entities"); Pengo Securities Corp., a Delaware corporation and the successor to SOLVation Inc. ("Pengo") and Hampton Investments LLC, a Delaware limited liability company ("Hampton" and together with Pengo, the "Smith Parties"); and Marc MacAluso and Bill I. Pennington (together "Management") and relates to (i) the Company's issuance to TCW of 22,053,000 shares of Common Stock and 911,588 shares of Series F Preferred Stock, par value $.001 per share (the "Series F Preferred Stock") plus 383 shares of Series F Preferred Stock for each day after November 30, 2002 until the closing of the transactions (the "Closing") in exchange for the cancellation of Subordinated Note No. R-001 dated August 2, 2002, issued to TCW in the aggregate principal amount of $98,968,964 (the "TCW Subordinated Note") and all accrued but unpaid interest thereon, (ii) the Company's issuance to Pengo of 68,854 shares of Series F Preferred Stock plus 27 shares of Series F Preferred Stock for each day after November 30, 2002 until the Closing in exchange for the cancellation of Junior Subordinated Note No. R-30001 dated August 2, 2002, issued to Pengo in the aggregate principal amount of $5,000,000 (the "Pengo Subordinated Note" and together with the TCW Subordinated Note, the "Notes") and all accrued but unpaid interest thereon,
(iii) the contribution by TCW and the Smith Parties of all shares of Common Stock and Series F Preferred Stock held by each (the "TCW and Smith Shares") following consummation of the foregoing exchange transactions (collectively, the "Exchange") to Inland Resources Inc., a newly formed Delaware corporation ("Newco"), in consideration of the issuance by Newco of 10,000 shares of its common stock, par value $.001 per share, which represent all of the issued and outstanding capital stock of Newco, and (iv) the short-form merger of the Company with and into Newco, with Newco as the survivor (the "Merger"), pursuant to which the TCW and Smith Shares held by Newco will be cancelled and all remaining shares of the Company's Common Stock other than the TCW and Smith Shares will be exchanged for consideration of $1.00 per share in cash.



ITEM 1.  SUMMARY TERM SHEET.


         The information set forth under the caption "Summary of the Transactions" in the Transaction Statement attached hereto as Exhibit (a) (the "Transaction Statement") is hereby incorporated by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.



(a) The Company's full name, address and telephone number for its principal executive offices are:


                              Inland Resources Inc.
                           410 17th Street, Suite 700
                                Denver, CO 80202
                                 (303) 893-0102


(b) The exact title of the class of equity security that is the subject of this filing is the Company's Common Stock, $.001 par value. As of December 31, 2002, the Company had 2,897,732 shares of Common Stock outstanding.



(c) The information set forth under the caption "Market for Registrant's Common Stock and Related Shareholder Matters -- Price Range of Common Stock" in the Transaction Statement is incorporated herein by reference.



(d) The information set forth under the caption "Market for Registrant's Common Stock and Related Shareholder Matters -- Dividend Policy" in the Transaction Statement is incorporated herein by reference.



(e)      Not Applicable



(f)      Not Applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.



(a)               1.       Inland Resources Inc.
                           (subject company)
                           410 17th Street, Suite 700
                           Denver, CO 80202
                           (303) 893-0102



                  2.       Inland Holdings LLC
                           (affiliate of subject company through ownership of 10.3% of outstanding common stock of subject company and right to participate on Board of Directors)
                           c/o The TCW Group, Inc.
                           865 S. Figueroa Street, Suite 1800
                           Los Angeles, CA 90017 (213) 244-0053



                  3.       Pengo Securities Corp.
                           (affiliate of subject company through affiliation with Hampton)
                           885 Third Avenue, 34th Floor
                           New York, NY 10022
                           (212) 888-5500



                  4.       Hampton Investments LLC
                           c/o Pengo Securities Corp.
                           (affiliate of subject company through ownership of 80% of outstanding common stock of subject company) 885 Third Avenue, 34th Floor
                           New York, NY 10022
                           (212) 888-5500



                  5. Trust Company of the West, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF-873-3032
                           (member of Inland Holdings LLC)
                           c/o The TCW Group, Inc.
                           865 South Figueroa Street, Suite 1800
                           Los Angeles, California 90017
                           (213) 244-0053



                  6.       TCW Asset Management Company
                           (parent of TCW Royalty (as defined below) and investment manager with respect to assets held by TCW as Sub-Custodian)
                           c/o The TCW Group, Inc.
                           865 South Figueroa Street, Suite 1800
                           Los Angeles, California 90017
                           (213) 244-0053



                  7.       Marc MacAluso
                           410 17th Street, Suite 700
                           Denver, Colorado 20202
                           (303) 293-0102



                  8.       Bill I. Pennington
                           410 17th Street, Suite 700
                           Denver, Colorado 20202
                           (303) 293-0102

         TCW as Sub-Custodian and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. ("Portfolio") are the only members of TCW. TCW as Sub-Custodian and Portfolio have discretionary authority and control over all of the assets of TCW pursuant to the Operating Agreement of TCW, including the power, shared equally, to manage, vote and dispose of the Company's capital stock held by TCW. TCW as Sub-Custodian is entitled to 99.99% of any distributions of Inland Holdings LLC and Portfolio is entitled to .01% of any distributions of Inland Holdings LLC.



         TCW Royalty Company ("TCW Royalty"), as the managing general partner of Portfolio, has discretionary authority and control, together with TCW as Sub-Custodian, of TCW, including the power to vote and dispose of the Company's capital stock held in the name of the TCW.



         TAMCO as the parent corporation of TCW Royalty and as investment manager with respect to assets held by TCW as Sub-Custodian, also has the power, together with TCW as Sub-Custodian, to vote and dispose of the shares of the Company's capital stock held by TCW.



         TCW as Sub-Custodian is a trust company 100% owned by The TCW Group, Inc., a Nevada corporation. Portfolio is a California limited partnership and has a managing general partner, two general partners and a limited partner, as set forth below:



         TCW Royalty is the managing general partner;
         Portfolio is a general partner;
         TCW Royalty Partnership V, L.P. is a general partner; and TCW as Sub-Custodian is the limited partner.



         TCW Royalty is a 100% wholly-owned subsidiary of TAMCO. TAMCO is a California corporation and wholly-owned subsidiary of The TCW Group, Inc. In July 2001, The TCW Group, Inc. sold a majority of its shares to Societe Generale Asset Management, S.A., a subsidiary of Societe Generale, S.A.



         Each of TCW as Sub-Custodian, Portfolio, TCW Royalty and TAMCO, each as a parent corporation or partnership or as a managing partner or member of TCW, may be deemed to control TCW. Each of TAMCO and Trust Company of the West (other than in its capacity as TCW as Sub-Custodian) disclaims beneficial ownership of the Company's capital stock (or capital stock equivalents) and the filing of this statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this statement.



(b)



              Entity                                   State of Organization                 Principal Business
----------------------------------------------------------------------------------------------------------------
Inland Resources Inc.                                        Washington          Oil and gas exploration and development
Inland Holdings LLC                                          California          Investments
Pengo Securities Corp.                                        Delaware           Investments
Hampton Investments LLC                                       Delaware           Investments
Trust Company of the West, as                                California          Investments
Sub-Custodian (is entitled to 99.99% of the economic
interest in Inland Holdings LLC)
TCW Portfolio No. 1555                                       California          Investments
    DR V Sub-Custody
    Partnership, L.P. (is entitled to .01% of the
    economic interest in Inland
    Holdings LLC)
TCW Royalty Company (managing general                        California          Investments
partner of Portfolio)
TCW Asset Management Company (parent                         California          Investments
of TCW Royalty and investment manager
with respect to assets held by TCW as
Sub-Custodian)

         During the past five years, none of these entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c)(1) and (2) The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Transaction Statement is incorporated herein by reference. Set forth below are the name, address and the present principal occupation or employment of each executive officer and director of the Company and each executive officer and director of any corporation or other person ultimately in control of the Company:

         Marc MacAluso. Mr. MacAluso was appointed as Chief Executive Officer and Chief Operating Officer of the Company on February 1, 2001, and has served as a director since October 14, 1999. He was Senior Vice President of TAMCO, where he was involved in all aspects of mezzanine financing for TCW's Energy Group, from August 1994 through January 2001. The Company's address is 410 17th Street, Suite 700, Denver, CO 80202.


         Bill I. Pennington. Mr. Pennington has served as Chief Financial Officer of the Company since September 21, 1994 and as President since November 16, 2000. He also served as Chief Executive Officer of the Company from September 3, 1999 until February 1, 2001 and as Vice President from March 22, 1996 until September 23, 1999. He was appointed as a director of the Company on September 23, 1999. The Company's address is 410 17th Street, Suite 700, Denver, CO 80202.



         Arthur J. Pasmas. Mr. Pasmas was appointed as a director and Chairman of the Board of the Company in August 2001. He was also a director of the Company from 1994 until September 1999, and was Co-Chief Executive Officer of the Company from November 1998 until September 1999. Mr. Pasmas has served as Vice President of Smith Management LLC or affiliated entities since 1984. He currently manages oil and gas investments as Vice President of Smith Management LLC. Through his employment with Smith Management LLC, he may be deemed to be an affiliate of each of the Smith Parties. The address of Smith Management LLC is 885 Third Avenue, 34th Floor, New York, New York 10022.



         Bruce M. Schnelwar. Mr. Schnelwar has served as a director of the Company since March 2001. He also was a director of the Company from February 1998 until September 1999. He has served as Executive Vice President and Chief Financial Officer of Smith Management LLC or affiliated entities (including Pengo and each of the other Smith Group Parties, as defined below) since 1994. Mr. Schnelwar is a member of the Board of Directors of each of Pengo Industries, Inc, and SDR Group Holdings, Inc. Through his employment with Smith Management, LLC, he may be deemed to be an affiliate of each of the Smith Parties. The address of Smith Management LLC is 885 Third Avenue, 34th Floor, New York, New York 10022.



         Dewey M. Stringer, III. Mr. Stringer has served as a director of the Company since August 2001. He has been President of Petro-Guard Co., Inc., a private oil and gas exploration company, since July 1987. The principal address for Petro-Guard Co., Inc. is 5858 Westheimer, Suite 400, Houston, Texas 77057.



         Michael B. Guinn. Mr. Guinn has served as Vice President of Operations for the Company since November 21, 2002. From September 1997 until his appointment to Vice President, Mr. Guinn was in charge of all Roosevelt Utah operations for the Company as District Engineer. Prior to employment with the Company, Mr. Guinn was employed by Coastal Oil and Gas as the Assistant Plant Manager/ Process Engineer at the Altamont Bluebell gas processing facility.



         Daniel W. Shewmake. Mr. Shewmake has served as Vice President of Development for the Company since November 21, 2002. He has also served as Senior Geologist since his employment in December 2000. From January 2000 until December 2002, Mr. Shewmake served as a contractor for the Company. He was employed a total of 38 years as a petroleum geologist in exploration and production for several companies including Exxon, Anadarko, Superior, Valero and Snyder.

         The executive officers and directors of TAMCO and their respective material positions and offices are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017.

         Robert A. Day, Director, Chairman of the Board & Chief
         Executive Officer
         Thomas E. Larkin, Jr., Director & Vice Chairman of the Board
         Marc I. Stern, Director, President & Vice Chairman of the Board Alvin R. Albe, Jr., Director, Executive Vice President & Chief Marketing Officer
         Robert D. Beyer, Director, Executive Vice President & Chief Investment Officer
         William C. Sonneborn, Director, Executive Vice President & Chief Operating Officer
         Mark W. Gibello, Director & Executive Vice President
         Michael E. Cahill, Director, Managing Director, General Counsel & Secretary
         Christopher J. Ainley, Director
         Mark L. Attanasio, Director
         Philip A. Barach, Director
         Javier W. Baz, Director
         Glen E. Bickerstaff, Director
         Arthur R. Carlson, Director
         Jean-Marc Chapus, Director
         Penelope D. Foley, Director
         Douglas S. Foreman, Director
         Nicola F. Galluccio, Director
         Jeffrey E. Gundlach, Director
         Raymond F. Henze, III, Director
         Stephen McDonald, Director
         Nathan B. Sandler, Director
         Komal S. Sri-Kumar, Director


         The executive officers and directors of TCW as Sub-Custodian, and their respective material positions and offices are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017.



         Alvin R. Albe, Jr., Executive Vice President, Chief Marketing
         Officer & Director
         Robert D. Beyer, Director, Vice Chairman
         Robert A. Day, Chairman of the Board & Chief Executive Officer
         Ernest O. Ellison, Director, Vice Chairman
         Jeffrey E. Gundlach, Director
         Thomas E. Larkin, Jr., Director, Vice Chairman
         Marc I. Stern, Director, Vice Chairman
         William C. Sonneborn, Executive Vice President & Chief Operating
         Officer
         Patrick R. Pagni, Executive Vice President
         Michael E. Cahill, Managing Director, General Counsel & Secretary
         David S. DeVito, Managing Director, Chief Financial Officer & Assistant Secretary



         JWA Investments IV LLC, a Delaware limited liability company ("JWA Investments") is the Managing Member of Hampton and John W. Adams is the sole member of JWA Investments. Hampton does not have officers or directors. Because JWA Investments may be deemed to control Hampton and therefore 80% of the Company's common stock (1.81% giving effect to the Exchange and the Merger), and because each of SDR Group Holdings, Inc., a New York corporation ("SDR"), Pengo Industries, Inc., a Texas corporation ("Pengo Industries", together with JWA Investments, SDR and Pengo, the "Smith Group Parties") and Pengo Capital LLC, a Delaware limited liability company ("Pengo Capital") may be deemed to control Pengo (and therefore 5.61% of the Company's common stock giving effect to the Exchange and the Merger) in each case within the meaning of Rule 13e-3, information with respect to the executive officers and directors of such persons is provided below. Pengo Capital does not have officers or directors. John W. Adams is the Managing Member of Pengo Capital LLC. The principal business of Pengo Capital and each of the Smith Group Parties is investments.


         John W. Adams. Mr. Adams has served as President of Smith Management LLC, a private investment firm ("Smith Management") or affiliated entities (including each of the Smith Group Parties) since January, 1984. Mr.

Adams has been the sole Member of JWA Investments since July 18, 2001 and the Managing Member of Pengo Capital since August 31, 1998. Mr. Adams is a member of the Board of Directors of each of Pengo Industries, SDR and Pengo. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Adams has served as Chairman of the Board of Directors of Hawaiian Airlines Inc., 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819, a publicly traded airline, and on such Board's Executive Committee since 1996. In February 2002, he became a member of the Board of Directors of Sun Healthcare Group, Inc., 101 Sun Avenue, N.E., Albuquerque, New Mexico 87109, a healthcare company, and he also serves as Chairman of its Executive Committee. He was a member of the Board of Directors of Harvard Industries, Inc. from October 1994 until November 1998, and was Chairman of the Board and Chief Executive Officer of Harvard Industries, Inc. from February 1997 until November 1998.



         Thomas X. Fritsch. Mr. Fritsch has served as Vice President and General Counsel of Smith Management or affiliated entities (including each of the Smith Group Parties) since January 2002. Mr. Fritsch is a member of the Board of Directors of Pengo. From October 1997 to January 2002 Mr. Fritsch was an associate at Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.


         James B. Healy. Mr. Healy has served as Vice President and Tax Director of Smith Management or affiliated entities (including each of the Smith Group Parties) since September 2000, and from 1995 to September 2000 he served as Tax Director of Paramount Group, Inc., 1633 Broadway, New York, New York. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

         Susan E. O'Donovan. Ms. O'Donovan has served as Vice President and Controller of Smith Management or affiliated entities (including each of the Smith Group Parties) since July 2000. From March 1999 to July 2000 Ms. O'Donovan served as Manager of Financial Reporting of General Electric Capital Services, 260 Long Ridge Road, Stamford, Connecticut, and from 1990 to July 2000 she served as Vice President and Controller of ContiFinancial Corporation, 277 Park Avenue, New York, New York. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.


         Jeffrey A. Smith. Mr. Smith has served as Executive Vice President of Smith Management or affiliated entities (including each of the Smith Group Parties) since 1986. Mr. Smith is a member of the Board of Directors of each of Pengo Industries, SDR and Pengo. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.


         (c)(3) and (4) During the past five years, none of the natural persons identified in (c)(1) and (2) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         (c)(5) All of the natural persons identified in (c)(1) and (2) above are U.S. citizens.


ITEM 4.  TERMS OF THE TRANSACTION.



         (a)(1)   Not Applicable



         (a)(2) The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions," "Special Factors -- Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger," "Special Factors -- Alternatives Considered," "Special Factors -- Effects of the Merger," and "Special Factors -- Federal Income Tax Consequences of the Exchange and Merger" in the Transaction Statement is incorporated herein by reference.



         (c) The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions," "Special Factors -- Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger," "Special Factors -- Effects of the Merger -- Effects of the Exchange and Merger on the Affiliated Shareholders" and "Special Factors -- Effects of the Merger -- Effects of the Exchange and Merger on the Unaffiliated Shareholders" in the Transaction Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions -- Step 4: Going Private Transaction -- Appraisal Rights," and "Special Factors -- Appraisal Rights" is incorporated herein by reference.



         (e)      None.



         (f)      None.



ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.



         (a) The information set forth under the caption "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.



         (b) The information set forth under the caption "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.



         (c) The information set forth under the caption "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.



         (e) The information set forth under the captions "Summary of the Transaction -- Step 1: Exchange of Subordinated Notes for Common Stock and Series F Preferred Stock -- Terms of Series F Preferred Stock" and "Contracts, Transactions, Negotiations and Agreements" in the Transaction Statement is incorporated herein by reference.



ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.



         (b) The information set forth under the captions "Frequently Asked Questions" and "Special Factors -- Effects of the Merger" in the Transaction Statement is incorporated herein by reference.



         (c)(1)-(8) The information set forth under the captions "Frequently Asked Questions," "Summary of the Transactions -- Step 1: Exchange of Subordinated Notes for Common Stock and Series F Preferred Stock," "Summary of the Transactions -- Step 2: Modification of the Company's Senior Bank Credit Facility," "Summary of the Transactions -- Step 3: Modification of the Smith Senior Subordinated Note," "Summary of the Transactions -- Step 4: Going Private Transaction -- Formation of Newco," Summary of the Transactions -- Step 4: Going Private Transaction -- Merger," "Special Factors -- Effects of the Merger -- Effects of the Merger on the Company" and "Security Ownership of Certain Beneficial Owners and Management" in the Transaction Statement is incorporated herein by reference.



ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.



         (a) The information set forth under the captions "Frequently Asked Questions", "Special Factors -- Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger" and "Special Factors -- Procedural Fairness" in the Transaction Statement is incorporated herein by reference.



         (b) The information set forth under the caption "Special Factors -- Alternatives Considered" in the Transaction Statement is incorporated herein by reference.



         (c) The information set forth under the captions "Frequently Asked Questions" and "Special Factors -- Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger" in the Transaction Statement is incorporated herein by reference.



         (d) The information set forth under the captions "Frequently Asked Questions," "Special Factors -- Effects of the Merger -- Effects of the Merger on the Company," "Special Factors -- Effects of the Merger -- Effects of the Exchange and Merger on the Affiliated Shareholders" and "Special Factors -- Effects of the Merger -- Effects of the Exchange and Merger on the Unaffiliated Shareholders" in the Transaction Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.



         (a) The information set forth under the caption "Special Factors -- Fairness of the Merger" in the Transaction Statement is incorporated herein by reference.



         (b) The information set forth under the captions "Special Factors -- Procedural Fairness" and "Special Factors -- Factors Considered in Determining Substantive Fairness" in the Transaction Statement is incorporated herein by reference.



         (c) The information set forth under the caption "Special Factors -- Approvals" in the Transaction Statement is incorporated herein by reference.



         (d) The information set forth under the caption "Special Factors -- Approvals -- Unaffiliated Representative" in the Transaction Statement is incorporated herein by reference.



         (e) The information set forth under the caption "Special Factors -- Approvals -- Approval of Directors" in the Transaction Statement is incorporated herein by reference.



         (f)      None.



ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.



         (a)-(c) The information set forth under the caption "Special Factors -- Opinion of Financial Advisor -- Exchange" in the Transaction Statement is incorporated herein by reference.



ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.



         (a) The information set forth under the caption "Special Factors -- Effects of the Merger -- Effects of the Merger on the Company -- Financial Effects of the Merger" in the Transaction Statement is incorporated herein by reference.



         (b)      None.



         (c) The information set forth under the caption "Special Factors -- Effects of the Merger -- Effects of the Merger on the Company -- Financial Effects of the Merger" in the Transaction Statement is incorporated herein by reference.



         (d)      Not Applicable.



ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



         (a) The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Transaction Statement is incorporated herein by reference.


         (b)      None.


ITEM 12. THE SOLICITATION OR RECOMMENDATION.



         (d) None of the affiliates, directors or executive officers of the Company currently intends to sell its or his shares of Common Stock for the $1.00 cash consideration except for Bill Pennington, who owns 2,168 shares of Common Stock and Dewey A. Stringer, III who owns 1,990 shares of Common Stock (each less than 1/10 of 1%). Each of the Company's directors voted to approve the Exchange and fairness of the Merger.



         (e) Except for the vote to approve the Exchange and determine the fairness of the Merger by the Company's directors and the statements contained in this Statement and the Transaction Statement, the Company is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support of or opposed to the Exchange and Merger.

ITEM 13. FINANCIAL STATEMENTS.



         (a) The information set forth under the caption "Financial Statements" in the Transaction Statement is incorporated herein by reference.



         (b) The information set forth under the caption "Unaudited Pro Forma Financial Statements" in the Transaction Statement is incorporated herein by reference.



ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.



         (a)--(b)  Not Applicable.



ITEM 15. ADDITIONAL INFORMATION.

         The information set forth in the Transaction Statement and exhibits thereto is incorporated herein by reference.


ITEM 16. EXHIBITS.



         (a)      Transaction Statement.



         (b)      Not Applicable.



         (c) Opinion of First Albany Corporation dated as of January 28, 2003, attached as EXHIBIT B to the Transaction Statement.



         (c)(1)   Consent of First Albany Corporation.



         (d)(1) Exchange and Stock Issuance Agreement dated as of January 30, 2003 (the "Exchange Agreement"), by and among Inland Resources Inc., Inland Production Company, Inland Holdings LLC and SOLVation Inc., filed as an exhibit to the Company's Form 8-K dated February 3, 2003 and incorporated herein by reference. Pursuant to instruments dated effective March 1, 2003, Pengo Securities Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors' Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.


         (d)(2) Form of Amendment No. 1 to Employment Agreement by and between Marc MacAluso and Newco, attached as an exhibit to the Exchange Agreement.

         (d)(3) Form of Amendment No. 1 to Employment Agreement by and between Bill I. Pennington and Newco, attached as an exhibit to the Exchange Agreement.


         (d)(4) Form of Second Amended and Restated Registration Rights Agreement by and among Inland Resources Inc., Inland Holdings LLC, Hampton Investments LLC and SOLVation Inc. attached as Exhibit E to the Exchange Agreement. Pursuant to instruments dated effective March 1, 2003, Pengo Securities Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors' Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.


         (d)(5) Form of First Amendment to Senior Subordinated Note Purchase Agreement, attached as an exhibit to the Exchange Agreement.

         (d)(6) Form of Development Agreement, attached as an exhibit to the Exchange Agreement.

         (d)(7) Investors' Agreement dated as of January 30, 2003 (the "Investors' Agreement"), by and among Newco, Inland Holdings LLC, Hampton Investments LLC and SOLVation Inc. Pursuant to instruments dated effective March 1, 2003, Pengo Securities Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors' Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.


         (d)(8) Form of Agreement and Plan of Merger between Inland Resources Inc. and Newco, attached as an exhibit to the Investors' Agreement.

         (d)(9)   Fourth Amendment to Third Amended and Restated Credit
Agreement.


         (f) Chapter 23B.13 of The Revised Code of Washington (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).



         (g)      Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               INLAND RESOURCES INC.


                               By:       /s/ MARC MACALUSO
                                  ----------------------------------------------
                                         Marc MacAluso
                                         Chief Executive Officer



                               PENGO SECURITIES CORP.



                               By:       /s/ THOMAS X. FRITSCH
                                  ----------------------------------------------
                                         Thomas X. Fritsch
                                         Vice President


                               HAMPTON INVESTMENTS LLC


                               By:   JWA INVESTMENTS IV LLC
                                     its Managing Member



                                     By: /s/ THOMAS X. FRITSCH
                                         ---------------------------------------
                                         Thomas X. Fritsch
                                         Vice President




                               INLAND HOLDINGS LLC


                               By:   TRUST COMPANY OF THE WEST,
                                     a California trust company, as
                                     Sub-Custodian for Mellon Bank for the
                                     benefit of Account No. CPFF 873-3032,
                                     Member


                                     By: /s/ ARTHUR R. CARLSON
                                         ---------------------------------------
                                         Arthur R. Carlson
                                         Managing Director



                                     By: /s/ THOMAS F. MEHLBERG
                                         ---------------------------------------
                                         Thomas F. Mehlberg
                                         Managing Director



                               By:   TCW PORTFOLIO NO. 1555 DR V
                                     Sub-Custody Partnership, L.P.,
                                     a California limited partnership, Member



                               By:   TCW Royalty Company, a California
                                     Company, Managing General Partner



                                     By: /s/ THOMAS F. MEHLBERG
                                         ---------------------------------------
                                         Thomas F. Mehlberg
                                         Vice President

                               TCW ASSET MANAGEMENT COMPANY,
                               A CALIFORNIA CORPORATION



                               By:   /s/  ARTHUR R. CARLSON
                                  ----------------------------------------------
                                     Arthur R. Carlson, Managing Director



                               TRUST COMPANY OF THE WEST, a California trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032



                                     By:    /s/ ARTHUR R. CARLSON
                                            ------------------------------------
                                            Arthur R. Carlson
                                            Managing Director



                                     By:    /s/ THOMAS F. MEHLBERG
                                            ------------------------------------
                                            Thomas F. Mehlberg
                                            Managing Director



                               By:   /s/ MARC MacALUSO
                                  ----------------------------------------------
                                     Marc MacAluso



                               By:   /s/ BILL I. PENNINGTON
                                  ----------------------------------------------
                                     Bill I. Pennington

                                INDEX TO EXHIBITS




  EXHIBIT
  NUMBER                                 DESCRIPTION
 --------          -------------------------------------------------------------
  *(a)       --    Transaction Statement.
   (b)       --    Not Applicable.
  *(c)       --    Opinion of First Albany Corporation dated as of January 28,
                   2003, attached as Exhibit B to the Transaction Statement.
*(c)(1)      --    Consent of First Albany Corporation.
 (d)(1)      --    Exchange and Stock Issuance Agreement dated as of January 30,
                   2003 (the "Exchange Agreement"), by and among Inland
                   Resources Inc., Inland Production Company, Inland Holdings,
                   LLC and SOLVation Inc., filed as an exhibit to the
                   Company's Form 8-K dated February 3, 2003 and incorporated herein by reference.**
 (d)(2)      --    Form of Amendment No. 1 to Employment Agreement by and
                   between Marc MacAluso and Newco, attached as an exhibit to the Exchange Agreement.
 (d)(3)      --    Form of Amendment No. 1 to Employment Agreement by and
                   between Bill I. Pennington and Newco, attached as an exhibit to the Exchange Agreement.
 (d)(4)      --    Form of Second Amended and Restated Registration Rights
                   Agreement by and among Inland Resources Inc., Inland
                   Holdings, LLC, Hampton Investments LLC and SOLVation Inc.,
                   attached as Exhibit E to the Exchange Agreement.**
 (d)(5)      --    Form of First Amendment to Senior Subordinated Note Purchase
                   Agreement, attached as an exhibit to the Exchange Agreement.
 (d)(6)      --    Form of Development Agreement, attached as an exhibit to the
                   Exchange Agreement.
 (d)(7)      --    Investors' Agreement dated as of January 30, 2003 (the
                   "Investors' Agreement"), by and among Newco, Inland
                   Holdings, LLC, Hampton Investments LLC and SOLVation Inc.**
 (d)(8)      --    Form of Agreement and Plan of Merger between Inland
                   Resources Inc. and Newco, attached as an exhibit to the
                   Investors' Agreement.
 (d)(9)      --    Fourth Amendment to Third Amended and Restated Credit
                   Agreement.
  *(f)       --    Chapter 23B.13 of The Revised Code of Washington (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).
   (g)       --    Not Applicable.



*        Filed herewith



**       Pursuant to instruments dated effective March 1, 2003, Pengo Securities
Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors' Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.

                              INLAND RESOURCES INC.
                           410 17TH STREET, SUITE 700
                             DENVER, COLORADO 80202
                                 (303) 893-0102

                              TRANSACTION STATEMENT
          PURSUANT TO RULE 13E-3 OF THE SECURITIES EXCHANGE ACT OF 1934

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY


         This transaction statement ("Transaction Statement") is being furnished by Inland Resources Inc., a Washington corporation (the "Company"); Inland Holdings LLC, a California limited liability company ("TCW"), TCW Asset Management Company ("TAMCO") and Trust Company of the West, as Sub-Custodian for Mellon Bank, for the benefit of Account CPFF-873-3032 ("TCW as Sub-Custodian") (TCW, TAMCO and TCW as Sub-Custodian, collectively, the "TCW Entities"); Pengo Securities Corp., a Delaware corporation and the successor to SOLVation Inc. ("Pengo") and Hampton Investments LLC, a Delaware limited liability company ("Hampton" and together with Pengo, the "Smith Parties"); and Marc MacAluso and Bill I. Pennington (together "Management"), to the holders of common stock of Inland in connection with the financial restructuring of Inland. The restructuring will involve the exchange of debt securities held by TCW and Pengo in an aggregate amount of more than $121 million for Inland equity securities (the "Exchange"), the rescheduling and cure of defaults on Inland's remaining debt, and a merger transaction in which Inland shareholders not affiliated with TCW or the Smith Parties will be "cashed out" of their Inland common stock ownership at a price of $1.00 per share. See "Summary of the Transactions."



         Inland's Board of Directors unanimously approved the Exchange. Inland, TCW , the Smith Parties and Management have determined that the $1.00 per share cash consideration to be paid to "cash-out" shareholders not affiliated with TCW or the Smith Parties is substantively fair and that the Board of Directors approval and substantive fairness determination processes were procedurally fair. The Board consists of five members, including Mr. Dewey A. Stringer, III, who is neither an officer of the Company nor affiliated with any of the TCW Entities or the Smith Parties. Mr. Stringer was not constituted as a special committee of the Board to consider the Exchange. The Exchange will cause the Company's shareholders' equity to increase from a negative $43 million to a positive $78 million, on a pro forma basis as of December 31, 2002, and result in a savings in interest expense of more than $12 million annually. See "Pro Forma Financial Statements."



         The Exchange is being made on the basis of a $1.00 per common share equivalent, which is greater than the closing price when the Exchange was approved, and approximately the average market value of the Company's common stock on the Over-the-Counter Bulletin Board ("OTCBB") over the past 120 days. First Albany Corporation ("First Albany") acted as financial advisor to the Board and has rendered its opinion to the Board that the Exchange is fair to the Company's unaffiliated shareholders from a financial point of view. First Albany was not asked to and did not render any opinion as to the fairness of the $1.00 per share valuation to the Company's unaffiliated shareholders or as to any aspect of the Merger. See "Special Factors -- Opinion of Financial Advisor -- Exchange." As a result of the Exchange, the Company will issue approximately 121 million shares of common stock (either initially, or upon conversion of Series F Preferred Stock, a newly-authorized series of preferred stock that will be created to enable the Company to complete the Exchange due to insufficiently authorized shares of common stock) and thereupon TCW and the Smith Parties will own more than 99% of the Company's outstanding common stock. Immediately following the Exchange, TCW and the Smith Parties will contribute their Inland shares to a newly formed Delaware corporation ("Newco") and then cause Inland to merge with and into Newco in a "short-form" merger under the laws of Delaware and Washington (the "Merger"). THE MERGER WILL NOT REQUIRE ANY VOTE OR APPROVAL OR OTHER ACTION BY ANY OF THE COMPANY, ITS SHAREHOLDERS OR THE BOARD OF DIRECTORS. Although under Washington law the Company's Board is not required to act on or make any recommendation to shareholders on the Merger, the Board has indicated unanimously that it does not oppose the Merger. In the Merger, Inland will cease to exist, and all former outstanding shares and options to acquire shares of Inland will be cancelled. Holders of Inland shares, other than Newco and shareholders who perfect their statutory dissenters' rights under Washington law, will be entitled to receive a payment of $1.00 in cash for each Inland share cancelled in the Merger. Holders of options to acquire shares will not receive any consideration for their cancelled options. Following effectiveness of the Merger, Inland will terminate its reporting obligations to the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "1934 Act"), and its stock will no longer be quoted on the OTCBB.


         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE TRANSACTIONS, PASSED UPON THE MERITS OR FAIRNESS OF THESE TRANSACTIONS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  This Transaction Statement is dated ______________, 2003, and is first being mailed to our shareholders on or about _______________, 2003. The Exchange and the Merger will become effective approximately 20 days after the mailing of this Transaction Statement.

                           SUMMARY OF THE TRANSACTIONS


         As a result of $38 million of cumulative losses in the past three years, the Company is in a difficult financial condition. As of December 31, 2002, the Company had a deficit in shareholders' equity of $43 million, an accumulated deficit of $83 million, and total liabilities of $220 million, of which $211 million was in default due to the Company's failure to comply with financial covenants required by its senior bank credit agreement and subordinated debt agreements. In an attempt to address its financial problems, the Company devoted much of 2001 attempting to find a merger partner or a person to acquire the Company or its assets, but none of these efforts was successful. During 2002, the Company's financial condition and results of operations continued to deteriorate, and to avoid bankruptcy the Company sought to restructure its debt through a comprehensive agreement with its lenders and principal shareholders. Those efforts culminated in agreements reached on January 30, 2003 to enter into the transactions described below. The Exchange will cause the Company's shareholders' equity to increase from a negative $43 million to a positive $78 million, on a pro forma basis as of December 31, 2002, and result in a savings in interest expense of more than $12 million annually. See "Unaudited Pro Forma Financial Statements."



         Inland's Board of Directors unanimously approved the Exchange and has determined not to oppose the Merger, and each of Inland, TCW, the Smith Parties and Management has determined that the $1.00 per share cash consideration to be paid to "cash-out" shareholders not affiliated with TCW or the Smith Parties is substantively fair, and that the Board approval and substantive fairness determination process was procedurally fair. The Board consists of five members, including Mr. Dewey A. Stringer, III, who is neither an officer of the Company nor affiliated with any of the TCW Entities or the Smith Parties, and he was not constituted as a special committee of the Board to consider the Exchange.


STEP 1: EXCHANGE OF SUBORDINATED NOTES FOR COMMON STOCK AND SERIES F PREFERRED STOCK


Exchange:                  In the Exchange, TCW will exchange a subordinated
                           note in the principal amount of $98,968,964, plus all accrued and unpaid interest thereon, for 22,053,000 shares of the Company's common stock and 911,588 shares of the Company's Series F Preferred Stock plus
                           338 such preferred shares for each day from and after November 30, 2002 until the closing of the Exchange.
                           Pengo will exchange its junior subordinated note in the principal amount of $5,000,000, plus all accrued and unpaid interest thereon, for 68,854 shares of the Company's Series F Preferred Stock plus 27 such preferred shares for each day from and after November
                           30, 2002 until the closing of the Exchange. Pursuant to instruments dated effective March 1, 2003, Pengo has acquired and now holds this junior subordinated note.


TERMS OF SERIES
 F PREFERRED STOCK:


Securities:                20,000,000 shares of the Company's Class A Preferred
                           Stock are authorized. 1,100,000 shares of the Company's Class A Preferred Stock will be designated
                           Series F Preferred Stock, and the Company contemplates issuing approximately 1,000,000 shares of Series F Preferred Stock, in the aggregate, pursuant to the Exchange.



Voting Rights:

                           Votes with the common stock on an "as converted" basis and separately as a class to approve certain major decisions that could alter the rights of the holders.



Liquidation                In the event of a voluntary or involuntary
Preference:                liquidation, dissolution or winding up of the
                           Company, the holders of the Series F Preferred Stock are entitled to receive, in preference to the holders of the common stock but only after payment in full of all senior indebtedness, a per share amount equal to $100, as adjusted for any stock dividends, combinations or splits with respect to such share.



Automatic Conversion:      Each share of Series F Preferred Stock will be
                           automatically converted into 100 shares of the Company's common stock when a sufficient number of shares of common stock have been authorized.



Effect of Merger:          The Series F Preferred Stock will be cancelled in the
                           Merger along with all other Inland securities.



Exchange Agreement:        The Exchange will be made pursuant to an Exchange and
                           Stock Issuance Agreement (the "Exchange Agreement") among TCW, SOLVation and the Company, dated as of January 30, 2003. Pursuant to instruments effective
                           March 1, 2003, Pengo has succeeded to all rights and obligations of SOLVation under the Exchange
                           Agreement.


STEP 2:  MODIFICATION OF THE COMPANY'S SENIOR BANK CREDIT FACILITY


                           The Company's senior bank lenders have agreed to the modifications outlined below, subject to revocation in part by the lenders if the Exchange does not close:



Consent: The banks will consent to all transactions contemplated by the Exchange Agreement.



Borrowing Base:            The banks will extend the Company's borrowing base of
                           $83.5 million through July 31, 2003 and provide an additional credit commitment of $5 million for letters of credit to support commodity price hedging and secure certain EPA bonding obligations.



Term: The banks will extend the date on which the revolving facility converts to a term loan to September 30, 2004 and permit the term loan to be paid in installments with a final maturity date of December 31, 2008, if the Company obtains a capital contribution of $15 million of equity, debt or other property approved by the banks by December 31, 2003.



Covenants:                 The banks will modify financial covenants in the loan
                           agreements to increase the amount of indebtedness permitted for vehicle purchases to $1,000,000 in the aggregate and $250,000 in any one year, reduce the required minimum ratio of current assets to current liabilities to .9 to 1.0 for the quarter ending March
                           31, 2003, and amend the permitted maximum ratio of senior debt to EBITDA to 4.25 to 1.0 for each quarter of 2003, 4.0 to 1.0 for the first two quarters of 2004, 3.75 to 1.0 for the last two quarters of 2004, and 3.5 to 1.0 for each quarter thereafter.



Defaults:                  The banks will grant a 10-day notice and grace period
                           with respect to violations of certain covenants
                           (before acceleration can commence) not including defaults in the payment of obligations to the banks.
                           All existing defaults
                           will be waived.



Hedging: The Company will agree to hedge specified percentages of its net oil and gas production by specified dates.


STEP 3:  MODIFICATION OF THE SMITH SENIOR SUBORDINATED NOTE


Terms: The terms of the Senior Subordinated Note Purchase Agreement dated as of August 2, 2001 (regarding the senior subordinated note held by Pengo in the principal amount of $5,000,000) will be amended to extend the maturity date to be six months after the senior banks' maturity date (or earlier repayment in full) but no later than July 1, 2009; provided that if the Company enters into any additional borrowings during the term period of the bank credit facility, the senior subordinated note must be repaid in full, and to amend and conform affirmative and negative covenants to the senior bank credit agreement.


STEP 4:  GOING PRIVATE TRANSACTION


Formation of Newco:        TCW and the Smith Parties will form a new Delaware
                           corporation named Inland Resources Inc. ("Newco").
                           Immediately following completion of Steps 1, 2 and 3 above, TCW will contribute to Newco all of TCW's holdings of the Company's common stock and Series F
                           Preferred Stock in exchange for 92.5% of the common stock of Newco, and each of the Smith Parties will contribute to Newco all of their holdings in the Company's common stock and Series F Preferred Stock in exchange for an aggregate of 7.5% of the common stock of Newco. Newco will then own 99.8% of the Company's common stock and common stock equivalents.



Short-Form Merger:         Upon the closing of the Exchange, the Company will be
                           merged with and into Newco, with Newco surviving as a Delaware corporation. No action is required by Inland's shareholders or Board of Directors under the relevant provisions of Washington and Delaware law with respect to a merger of a subsidiary owned more than 90% by its parent corporation. All outstanding shares and options to purchase shares of the Company will be cancelled in the Merger, and shareholders of the Company, other than Newco and unaffiliated shareholders who exercise their statutory dissenters' rights, will receive $1.00 per share in cash in payment of their cancelled shares.



Appraisal Rights:          Shareholders of Inland have the right to dissent from
                           the Merger and have a court appraise the value of their shares. Shareholders electing this remedy must comply with the procedures of Section 23B.13 of the Washington Business Corporation Act, a copy of which is attached as EXHIBIT A. Shareholders electing to exercise their right of appraisal will not receive the $1.00 per share paid to all other public shareholders, but will instead receive the appraised value, which may be more or less than $1.00 per share. See

                           "Special Factors -- Appraisal Rights," and EXHIBIT A.



Effect of the Merger:      The Merger will result in the Company terminating its
                           status as a reporting company under the 1934 Act and its stock ceasing to be traded on the OTCBB. Its successor, Newco, will be a private company owned by TCW, Pengo and Hampton. Newco will assume all obligations of the Company as a result of the Merger.



Management Options:        Marc MacAluso and Bill I. Pennington, executive
                           officers of the Company, will each receive an amendment to their Employment Agreements with the Company, which will survive and be assumed by Newco.
                           Such agreements will provide that Mr. MacAluso and Mr. Pennington will receive new, fully vested options to purchase 4% and 3%, respectively, of the common stock of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company and the outstanding number of shares of common stock and common stock equivalents of the Company immediately prior to the Merger. Similar options were contained in their employment agreements with the Company.


                           FREQUENTLY ASKED QUESTIONS

Q: WHAT TRANSACTIONS ARE CURRENTLY CONTEMPLATED BY THE COMPANY, TCW AND THE SMITH PARTIES?


A: Pursuant to the Exchange Agreement, the Company will issue shares of its newly designated Series F Preferred Stock and common stock to Pengo and TCW in exchange for the cancellation of subordinated notes issued by the Company to Pengo and TCW in the aggregate principal amount of $103,968,964 plus all accrued interest thereon (the "Exchange"). TCW and the Smith Parties will immediately thereafter contribute all of their shares of Inland common stock and preferred stock of the Company to Newco in exchange for shares of Newco common stock.


         Newco will then consummate a short-form merger under Delaware and Washington law, with Newco surviving the merger (the "Merger"). In the Merger, all outstanding shares of the Company's common stock, other than the shares held by Newco and shares held by holders electing to exercise dissenters' rights, will be exchanged for $1.00 per share in cash, and all shares and options to purchase shares will then be cancelled.

Q:       WHAT ARE THE PURPOSES OF AND REASONS FOR THE EXCHANGE AND MERGER?

A: See "Special Factors -- Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger."

Q:       WHAT VOTE OF THE SHAREHOLDERS IS REQUIRED TO APPROVE THE TRANSACTIONS?

A: None. Approval of the Company's shareholders is not required to effect either the Exchange or the Merger under any applicable law or regulation or any provision of the Company's charter documents.

Q:       WHAT ALTERNATIVES TO THE TRANSACTIONS DID THE BOARD CONSIDER?

A:       See "Special Factors -- Alternatives Considered."

Q:       WHAT WILL BE THE EFFECTS OF THE MERGER?

A: The corporate existence of Inland Resources Inc., a Washington corporation, will cease. Upon the transfer of the shares of Inland held by TCW and the Smith Parties to Newco and the subsequent consummation of the Merger, by operation of law all of the property and liabilities of Inland will become property and liabilities of Newco. Newco at that point will be privately held (by TCW and the Smith Parties) and will not be subject to the reporting requirements of the 1934 Act.

Q:       IS THE MERGER FAIR TO THE COMPANY'S UNAFFILIATED SHAREHOLDERS?


A: Inland, TCW, the Smith Parties and Management believe that the transactions are fair to, and in the best interests of, Inland's unaffiliated shareholders, who will be cashed out in the Merger. The Board of Directors does not oppose the Merger.


Q:       DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?

A: Yes. You are entitled to appraisal rights under the Washington Business Corporation Act if you follow the procedures described therein. See "Special Factors -- Appraisal Rights" and Exhibit A.

Q:       WHEN WILL THE MERGER BE EFFECTIVE?


A: The Merger will become effective upon filing of the Articles of Merger with the Secretaries of State of Delaware and Washington, which is expected to occur approximately 20 days after the mailing of this Transaction Statement.


Q:       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. You will receive a letter of transmittal and detailed instructions explaining the procedure for turning in your stock certificates and how to receive the cash payment.

Q:       WHOM CAN I CALL WITH QUESTIONS?

A: If you have any questions about any of the transactions described in this Transaction Statement, please call Bill Pennington at (303) 893-0102.

                                 SPECIAL FACTORS


PURPOSES AND REASONS FOR THE EXCHANGE OF EQUITY FOR OUTSTANDING DEBT TO AFFILIATED SHAREHOLDERS AND THE MERGER



         The primary purpose of the stock issuances to TCW and Pengo pursuant to the Exchange Agreement is to restructure approximately $121.2 million of debt owed to TCW and Pengo into non-interest bearing equity, resulting in an improvement in the Company's shareholders' equity as of December 31, 2002 on a pro forma basis from a negative $43 million to a positive $78 million, and saving more than $12 million annually in interest expense. In connection with such restructuring, the Company will also amend its senior bank credit facility and remaining debt facility to, among other things, cure all defaults existing at February 3, 2003, and reschedule the payments required to be made. The banks have agreed to amend the Company's credit agreement to take effect upon the closing of the Exchange. The Company has been in default on all such debt since April 1, 2002, and as a result, it has received an opinion from its auditors on its 2001 and 2002 financial statements that is qualified as to the Company's ability to continue as a going concern. Such qualification means that although the financial statements are presented on the basis that the Company will continue operating its business, the auditors in their opinion caution that the Company may not have the capital resources and liquidity available to continue to operate. If the Company were to discontinue its operations, its financial condition could be adversely affected. The Exchange should enable the Company to present a healthier balance sheet and reduce interest expense so it can focus on managing a successful business with greater future certainty.



         The purpose of the Merger is to enable the Company to terminate the registration of its common stock under Section 12(g) of the 1934 Act and to eliminate public ownership of its shares. The Board of Directors believes that the Company and its shareholders currently derive no material benefit from continued registration under the 1934 Act, and that any such benefits would be even less as a result of the Exchange and resulting reduction in the percentage of outstanding common stock held by the public shareholders.



         The Company has maintained its registered status in the past in order to provide a trading market for its shareholders; however, its shareholders have not made significant use of that trading market. The Company had approximately 507 shareholders of record as of December 31, 2002, of which 456 shareholders each owned fewer than 100 shares and 336 holders each owned 10 or fewer shares. This distribution has resulted partially from the one-for-ten reverse split in December 1999, in which 20 shareholders holding fractional shares post-split were eliminated and 385 shareholders became odd-lot holders (holders of fewer than 100 shares). Because the average daily volume of trading from January 1, 2002 through December 31, 2002 was approximately 450 shares (eliminating duplicative trades), the Company believes there has not been a material change in the ownership of its shares during such time. As of December 31, 2002, approximately 90.3% of outstanding common shares were held by TCW and Hampton. As a result, there is a limited and illiquid market for the common stock, and the Board of Directors believes there is little likelihood that a more active market will develop in the foreseeable future. Even if its financial performance were to improve, the Board believes that at this time there is little public demand for the common stock of small public oil and gas companies with a history of operating losses and low stock values.



         As a result of the limited trading market and high level of debt, the Company is not in a position to use its public company status to raise capital through sales of securities in a public offering or to acquire other business entities or properties using stock as consideration. The Company's ability to expand its business has been limited within the past two years, and future expansion plans are limited, due to the inability to raise capital.



         The Company's status as a public company has not only failed to provide an effective trading market for its shareholders, but also, in the Board's view, places a significant financial burden on the Company. Because there are more than 300 shareholders of record and the common stock is registered under Section 12(g) of the 1934 Act, the Company is required to comply with the disclosure and reporting requirements of the 1934 Act. The cost of complying with these requirements is substantial, representing an estimated annual cost of approximately $150,000. The Company also incurs printing, postage, data entry, stock transfer and other administrative expenses related to servicing shareholders who are record holders of a relatively small numbers of shares. These cost savings are estimates, and the actual savings to be realized may be higher or lower than anticipated. In addition to the direct costs incurred, management and employees are required to devote their time and energy to completing the periodic reports required of publicly traded companies under the 1934 Act. In going private through the Merger, the Company will eliminate many of these direct and indirect costs. Thus, in addition to the approximately $150,000 in direct annual savings the Company expects to realize following the Merger, management and employees will be able to focus more of their time and effort on the operation of the business.



         As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general, and the costs of remaining a public company in particular, are expected to increase dramatically in the near future. For example, directors and officers insurance premiums on the Company's policy have increased and may increase again upon renewal of the policy in November 2003. Moreover, new legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation will likely increase audit fees, legal fees and other costs of compliance, and by increasing the potential liability of officers and directors, will likely result in further increases in insurance premiums and difficulty in attracting qualified independent persons to serve on the Board. In light of the Company's current size and resources, the Board does not believe that such costs are justified. Therefore, the Board believes that it is in the Company's best interests to eliminate the administrative and financial burden associated with being and remaining a public company. The direct and indirect expenses incurred in being publicly traded are one of the most significant expenses that can be eliminated without negatively affecting operations.



         Finally, the low market price of the Company's common stock has made stock options unattractive, and the use of stock options has not been an effective method of attracting or retaining high-quality employees. The Company adopted stock option plans in the past with the goal of providing incentives to its employees by giving them the opportunity to participate as shareholders in the growth of the Company. The exercise or strike price of the stock options issued to employees is "under water", i.e., greater than the current market price, and thus employees have not taken advantage of these stock options. By becoming a private company, the Company hopes to focus employees' attention on fundamental positive aspects, while removing the negative impression of being an under performing public company, and in doing so attract and retain more high quality employees.


         The conditions described above have prevailed for at least the last two years. With the issuance of more than 121 million equivalent shares of common stock in the Exchange, resulting in the public shareholders owning approximately 0.2% of the Company's common stock, the conditions will be even more pronounced.



         In view of the fact that going private presents the best opportunity to reduce operating costs without adversely affecting underlying business opportunities, and in light of the relatively minor benefit the Board of Directors believes the shareholders have received as a result of its public company status, the Board of Directors believes the Merger will provide a more efficient means of using the Company's capital to benefit the continuing shareholders. On January 28, 2003 the Board of Directors unanimously approved the amendment to the Articles of Incorporation to designate the rights, preferences and privileges of the Series F Preferred Stock, and the issuance of common stock and Series F Preferred Stock to TCW and Pengo pursuant to the terms and conditions of the Exchange Agreement, recognizing that these actions would lead to the going private merger transaction.



         Each of the parties furnishing this Transaction Statement has indicated the following principal purposes for pursuing the Exchange and the Merger:



         TCW. TCW and its affiliates will become the largest shareholder of the Company following the Exchange, and, together with Pengo as owners of Newco, will control 99.8% of the Company's common stock. While the Exchange will result in a greater risk to TCW in receiving a return on its substantial investment in the Company, it will result in a healthier company with an opportunity for future success. With so few shares of common stock in the hands of the public shareholders, TCW does not believe the costs and risks of maintaining a public company are justifiable and therefore advocates the Merger. TCW's current holdings of subordinated debt and common stock of the Company are subordinate to $83.5 million of senior secured bank debt and $5 million of senior subordinated debt held by Pengo, all of which is in default. If the bank lenders were to commence foreclosure, the Company would have to seek bankruptcy protection and even then would probably undergo a forced sale of all of its properties to satisfy the senior debt, resulting in a substantial loss by TCW of its investment in the Company.



         Smith Parties. Hampton owns approximately 80% of outstanding common stock before the Exchange, and Pengo is owed approximately $11.7 million of subordinated debt, split approximately evenly between a $5 million principal amount senior subordinated note and a $5 million principal amount junior subordinated note. Like TCW, the Smith Parties are willing to exchange the junior subordinated debt held by Pengo for a higher risk investment in common stock and to restructure the senior subordinated note held by Pengo to, among other things, extend its maturity date, in order to facilitate a material improvement in the Company's financial condition and its chances for future success. In addition, the Smith Parties are willing to cede control of the Company to TCW and resign certain management positions to achieve such result. In spite of its current majority ownership of the Company's common stock, the public trading market for such stock has been of little use to Hampton, and Hampton has not, during the last three years, sold any shares into the market to obtain a return on its investment. The Smith Parties are subordinated to $83.5 million of senior secured bank debt that is in default. If the bank lenders were to commence foreclosure, the Company would have to seek bankruptcy protection and even then would probably undergo a forced sale of all of its properties to satisfy the senior debt, resulting in a substantial loss by the Smith Parties of their investment in the Company.



         The Company. The Board of Directors of the Company believes strongly that the Exchange and Merger are in the best interests of the Company and have unanimously approved the Exchange. The Board believes that the Company's current financial condition threatens its ability to continue business. With the Company in default under its loan agreements, if the Company's bank lenders were to invoke their remedies and foreclose on the Company's properties, the Company would be forced to declare bankruptcy protection from which it would probably not survive. Although following the Exchange the Company will not be required to approve the Merger, the Board has indicated unanimously that it does not oppose the Merger. The Board believes that the marginal benefit provided by the public trading market does not justify the expense of periodic reporting to the SEC.



         Management. Messrs. MacAluso and Pennington believe the Exchange and Merger are in the best interests of the Company, its employees and its shareholders and join in the reasons stated in the immediately preceding paragraph. They further believe that if the Exchange is not effected, the Company's ability to survive is doubtful, and there would be a loss of jobs for many of its employees. The Merger will enable management to devote more time to the Company's energy business and less to the administrative requirements of being a publicly traded Company. The amendments to the Company's debt agreements that will be effective with the closing of the Exchange and Merger will result in a financially sound Company free of all defaults to its lenders. They believe it is crucial to complete the transactions as soon as possible, especially because if the Exchange and Merger are not concluded by May 3, 2003, the senior lenders may revoke unfunded letters of credit from the senior lenders currently available to support oil and gas hedging activities, and the pending amendment to the senior bank credit agreements.


ALTERNATIVES CONSIDERED

         Inland began reviewing options for its financial future as early as 2001. Over the past two years, the Company has considered the following alternatives to the Exchange and the Merger.

         Sale. In November 2001, Inland retained Lehman Brothers Inc. and Petroleum Place Energy Advisors to represent it in connection with seeking a merger with or sale to a third party. Information about the Company was sent to more than 80 prospective merger partners or buyers who signed nondisclosure agreements. Following extensive reviews by many, not one prospective buyer made an offer to merge with or acquire the Company. Management believes that the primary reason for this lack of interest was due to its substantial debt and negative shareholders' equity.

         Restructure and Remain Public. In December 2002, the Company agreed in principle with TCW and SOLVation to restructure their indebtedness into equity in order to place the Company on a sounder financial footing. The parties considered the possibility of consummating the Exchange, but not taking the final step of taking the Company private. The parties concluded that the expense of maintaining a public float of common stock equal to approximately 0.2% of the total common shares outstanding was not cost justifiable.


         Going Private Transactions. The Company's Board of Directors considered the means by which to take the Company private once it decided it to be in the Company's best interest. They included the following:



         - Tender Offer. A cash tender offer to the public shareholders was considered because it would give the public holders the choice between retaining their shares and participating in the Company's future or selling their shares for cash at the tender offer price. However, such a transaction was not pursued because there were no assurances it would result in there being fewer than 300 shareholders, which would be necessary to eliminate the requirement that the Company continue to file reports under the 1934 Act, and even if 1934 Act reporting requirements were terminated, the Company would still have an obligation tomake reports to its shareholders at an expense which was believed to be unjustified.



         - Reverse Split. The Board considered a reverse split of the common stock in which all but the largest holders of common stock would be eliminated. The reverse split would enable the largest shareholders to keep their investment while allowing the Company to terminate its 1934 Act reporting requirements. However, the transaction would benefit only a small number of shareholders and would have required a meeting of the Company's shareholders, which could not be held until mid-2003. The Board of Directors did not believe that this expense was justified. Moreover, the delay would have required further forbearance from the Company's banks, which was not assured.



         - Short-Form Merger. The short-form merger (of a subsidiary owned 90% or more with and into its parent) was considered because it would result in a complete elimination of unaffiliated shareholders and was believed to be the most efficient method of achieving that end.


REASON FOR SELECTED STRUCTURE


         The Board, TCW and the Smith Parties concluded that the preferred method for the Company to go private after consummation of the Exchange would be the Merger. The Exchange enables the Company to substantially improve its financial condition and cure the defaults with the Company's lenders that have contributed to the qualification of its financial statements on the basis of the Company's ability to continue as a going concern. The effect of the Exchange is to render immaterial the overall number of shares of stock in the hands of the public shareholders in relation to total shares outstanding and virtually eliminate the value of a public trading market when measured against the expense and other burdens of doing so. Once the Exchange has occurred, the Board believes that the fastest and most cost efficient way to "cash-out" the unaffiliated shareholders at a fair price is the Merger. Neither TCW nor the Smith Parties have any present plan or intention to make any public offering of Newco's equity securities. However, should Newco begin and continue to show earnings, should the market's demand for small-cap IPO's ever return and should the oil and gas exploration and production industry show sustained and sustainable strong performance and prospects, among a myriad of other variable factors, over which neither TCW nor the Smith Parties have any control, TCW and the Smith Parties would consider the possibility of taking Newco public.


EFFECTS OF THE MERGER

         Upon the consummation of the Merger of the Company with and into Newco, with Newco as the surviving corporation, the separate corporate existence of the Company will cease. At the effective time of the Merger, all shareholders of the Company other than Newco and shareholders who exercise their dissenters' rights will receive the right to a cash payment equal to $1.00 per share for each share of Inland common stock owned by them.


         Prior to the Merger, the Company will have approximately 507 shareholders of record. Immediately following the cashing out of the shareholders other than Newco in the Merger, Newco will have only three shareholders, entitling the Company to terminate the registration of its common stock under Section 12(g) of the 1934 Act by filing a Form 15 with the SEC. Newco, as successor to the Company by merger, will not have obligations as a public reporting company under the 1934 Act.


         Effects of the Merger on the Company. The Board of Directors considered the following effects that the Merger will have on the Company:

         - Reduction in the Number of Shareholders of Record and the Number of Outstanding Shares. The short-form merger will reduce the number of shareholders of record from approximately 507 to 3. Approximately 282,000 shares will be exchanged for cash in the Merger for aggregate Merger consideration of approximately $282,000. All of the outstanding shares of Company capital stock will be eliminated in the Merger, and Newco will succeed to all of the property and liabilities of the Company as a result.


         - Change in Book Value. The price to be paid to unaffiliated shareholders of common stock will be $1.00 per share in cash, and the number of shares of common stock expected to be cashed out is estimated to be approximately 282,000. The total expenditures and expenses of completing the Exchange and the Merger is expected to be approximately $782,000. At December 31, 2002 aggregate shareholders' deficit in the Company was approximately a negative $43 million, or a negative $14.85 per common share. In the Exchange, the Company expects that the negative book value per share of common stock will be changed from approximately a negative $14.85 per common share as of December 31, 2002, on a historical basis to approximately a positive $0.63 per share on a pro forma basis. However, it is important to note that book value is an accounting methodology based on the historical cost of Inland's assets, and therefore does not necessarily reflect current value. See "Unaudited Pro Forma Financial Statements."


         - Termination of Registration. Inland's common stock is currently registered under the 1934 Act and traded on the OTCBB, which is a regulated quotation service that displays real time quotes, last sales price and trading volume in over-the-counter equity securities. Upon the completion of the Merger, Newco will terminate registration of the common stock under the 1934 Act, and the Company's common stock will no longer be quoted on the OTCBB.

         - Financial Effects of the Merger. The Company estimates it will be required to pay approximately $282,000 for the shares of common stock to be exchanged for cash in the Merger. Additionally, the Company estimates that professional fees and other expenses related to the transaction will total approximately $500,000 for the following: $400,000 for legal fees; $50,000 for accounting fees; $6,000 for printing costs; and $40,000 for other fees. The source of such payments will be the Company's working capital. The Company does not expect that the payment of cash to shareholders receiving cash in the Merger or the payment of expenses will have any material adverse effect on its capital, liquidity, operations or cash flow. As discussed above in "Special Factors -- Purposes of and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger," the Company anticipates saving approximately $150,000 annually in direct costs and an indeterminable amount in indirect savings resulting from the reduction in the time that must be devoted by our employees to preparing public reports and filings, complying with SEC rules and regulations applicable to public companies and responding to shareholder inquiries.


         - Financial Effects of the Exchange. The Exchange will result in an improvement of shareholders' equity as of December 31, 2002 on a pro forma basis from a negative $43 million deficit or a negative $14.85 per common share to $77.7 million positive shareholders' equity or $0.63 per common share. Results of operations will be improved by more than $12 million per year due to the elimination of more than $12 million annually in interest expense. See "Unaudited Pro Forma Financial Information."



         - Conditions to Closing of the Exchange and the Merger. Closing of the Exchange and the Merger is subject to a number of conditions that must be satisfied by Inland, including among others that all representations and warranties in the Exchange Agreement remain accurate, that Inland has performed all obligations required by the Exchange Agreement, that no order or law is in effect prohibiting the Exchange or the Merger and that no lawsuit is pending claiming damages resulting from the Exchange or the Merger, that all regulatory and third-party consents and approvals have been obtained, that a Fairness Opinion rendered by First Albany with respect to the Exchange has been delivered to the Board of Directors, that the Pengo senior subordinated note be amended, that the Employment Agreements with Messrs. MacAluso and Pennington be amended, and that the defaults with the senior bank and other remaining lender be cured and amendments approved.



         - Alternatives. If Inland is unable to consummate the Exchange, it has no alternative financing plans in place or under review. If the Agreement is terminated and the Exchange transaction does not close, Management and the Board believe that it is likely that the Company will be forced to seek bankruptcy protection, and there would be very little likelihood that shareholders would receive any payment or other consideration for their shares in any reorganization, if in fact, the Company could be reorganized and not liquidated (in which case shareholders would most likely receive nothing). The Company believes that it will be able to satisfy all conditions within its control and has no reason to believe that all other conditions will not be timely satisfied, thus permitting the transactions to be closed as agreed.



         Effects of the Exchange and Merger on the Affiliated Shareholders. The Board considered the effects of the Exchange and Merger to the affiliated shareholders (TCW and the Smith Parties) to be as follows:



         - Compliance with Disclosure Laws. After the Merger, the common stock will not be registered under the 1934 Act. Executive officers, directors and other affiliates will no longer be subject to any of the reporting requirements of the 1934 Act, such as the reporting of ownership of Inland shares under
                  Section 13 or the requirement under Section 16 to disgorge to the Company certain "short swing" profits from the purchase and sale of Inland shares. Affiliates will also be deprived of the ability to dispose of their shares of common stock under Rule 144 under the Securities Act of 1933. Former Inland directors and officers who continue as directors or officers of Newco will be subject to the fiduciary and other obligations imposed on corporate directors and officers by Delaware, versus Washington law.



         - Stock Ownership. As a result of the Exchange, the percentage of beneficial ownership of common stock and common stock equivalents held by the affiliated shareholders as a group will increase from approximately 90.3% to approximately 99.8%. The book value of their common stock as of December 31, 2002 will increase on a pro forma basis from a negative $14.85 to a positive $7.74.

                  The trading market for the shares will be eliminated, but none of the TCW Entities has never sold shares on such market and the Smith Parties have not made any such sale within the last three years.



         - Debt Owed. Aggregate indebtedness owed to the affiliated shareholders resulting from the Merger will decrease from $127 million to $5.8 million as of December 31, 2002 on a pro forma basis.



         - Corporate Governance. The Smith Parties' representatives on the Board of Directors of the Company will be reduced from two directors to one, and Arthur J. Pasmas will resign as Chairman. TCW and the Smith Parties will continue to have the voting power to elect the Board of Directors of Newco, the successor to the Company.



         - Interest in Net Book Value and Net Income (Loss). The Exchange and Merger will result in the following change in each affiliate's interest in the net book value and net income
                  (loss) of the Company as of December 31, 2002 on a pro forma basis to reflect the effects of the Exchange and Merger:



                                Net Book Values:
                                 (in thousands):



                 Before                           After
                Exchange                       Exchange and
Party          and Merger      Percentage         Merger         Percentage
------        ------------     ----------      -------------     ----------
  TCW          $  (4,433)         10.3%          $ 71,566           92.50%
 Pengo         $       -           0.0%          $  1,462            1.89%
Hampton        $ (34,431)         80.0%          $  4,340            5.61%
               ----------         -----          --------          ------
 Total         $ (38,864)         90.3%          $ 77,368          100.00%



                               Net Income (loss):
                                 (in thousands)



                 Before                           After
                Exchange                       Exchange and
Party          and Merger      Percentage         Merger         Percentage
------        ------------     ----------      -------------     ----------
  TCW          $   (992)          10.3%          $2,621             92.50%
 Pengo         $      -            0.0%          $   54              1.89%
Hampton        $ (7,702)          80.0%          $  159              5.61%
               ---------          -----          ------            ------
 Total         $ (8,694)          90.3%          $2,834            100.00%



         Effects of the Exchange and Merger on the Unaffiliated Shareholders. The Board considered the following effects of the Exchange and Merger to the unaffiliated shareholders who are being cashed out:



         - Stock Ownership. The Exchange will result in the percentage of beneficial ownership attributable to the unaffiliated shareholders to be reduced from approximately 9.7% to approximately 0.2%. The book value of their shares as of December 31, 2002 would increase on a pro forma basis from a negative $14.85 per share to a positive $0.63 per share.



         - Right to Receive Cash-Out Merger Payment. The Merger will result in all such shares being purchased in exchange for the payment of $1.00 per share.



         - Other Rights. Shareholders being cashed out will receive $1.00 per share and will no longer be shareholders of the Company, nor will they own any shares of Newco. Such shareholders will no longer be entitled to vote as a shareholder or share in the Company's assets, earnings or profits with respect to such cashed-out shares. Any stock options not exercised prior to the Merger will lapse and terminate.

         - Dissenter's Rights. Shareholders of Inland have appraisal rights under Washington law to dissent from the Merger and instead receive an appraised value for their shares being cashed out. See "Special Factors - Appraisal Rights."



         Effects of the Exchange and Merger on Management. The Board considered the following effects of the Exchange and Merger on the principal members of Management, Messrs. MacAluso and Pennington:



         -        Stock Ownership. Before the Exchange and Merger, Messrs.
                  MacAluso and Pennington each held stock options to purchase 4.6% of the Company for per share exercise prices ranging from $1.63 to $2.84 per share. Such options will be cancelled in the Merger for no value. After the Merger, Mr. MacAluso will receive options to purchase 4% of the outstanding shares of Newco and Mr. Pennington will receive options to purchase 3% of the outstanding shares of Newco, each for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company and the outstanding number of shares of common stock and common stock equivalents of the Company immediately prior to the Merger.



         - Board of Directors. Each of Mr. MacAluso and Mr. Pennington is a director of Inland and will retain a seat on the Board of Directors of Newco.



         - Employment Agreements. Each of Mr. MacAluso and Mr. Pennington is a signatory to an employment agreement with Inland that will survive the Merger and become an obligation of Newco, with amendments to provide for a payment of an annual $50,000 bonus upon achieving certain performance goals and for the issuance of the stock options describe above.



FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE AND MERGER



         A summary of the material federal income tax consequences of the Exchange and Merger transactions are set forth below. The discussion is based on current federal income tax law. The discussion is not, and should not be relied on as, a comprehensive analysis of the tax issues arising from or relating to the Exchange and the Merger. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular shareholder in light of such shareholder's personal investment circumstances or to certain types of shareholders subject to special treatment under the Internal Revenue Code of 1986, as amended (including, without limitation, financial institutions, broker-dealers, regulated investment companies, life insurance companies, tax-exempt organizations, foreign corporations and non-resident aliens). Accordingly, shareholders are urged to consult their own tax advisors for an analysis of the effect of the Exchange and the Merger on their own tax situations, including consequences under federal and applicable state, local or foreign tax laws.



         Tax Consequences of the Exchange. If the old notes are "securities" for federal income tax purposes, the exchange of subordinated notes and junior subordinated notes for the Company's common stock and Series F Preferred Stock pursuant to the Exchange should be treated as a "recapitalization" for federal income tax purposes. As a result, the affiliated shareholders will not recognize any gain or loss on the Exchange and their tax basis in the notes will be allocated to the Company's common stock and Series F Preferred Stock on the basis of their relative fair market values. The holding period for the Company's common stock and Series F Preferred Stock will generally include the holding period of the notes surrendered. With respect to amounts allocable to accrued but unpaid interest, an affiliated shareholder will be deemed to be in receipt of interest income for federal income tax purposes to the extent that any amounts received are paid to such affiliated shareholder in respect of accrued but unpaid interest and such affiliated shareholder has not previously included such amounts in income under its method of accounting.



         Generally, although the matter is not free from doubt, debt instruments with terms of five years or more should be treated as "securities." If the subordinated notes and junior subordinated notes are not "securities" for federal income tax purposes, each affiliated shareholder will recognize gain or loss equal to the difference between the fair market value of the Company common stock and Series F Preferred Stock received and its adjusted tax basis in the subordinated notes and junior subordinated notes surrendered. In that event, the tax basis of Company common stock and Series F Preferred Stock will be its fair market value on the date of the Exchange.

         Section 108(e)(8) of the Internal Revenue Code generally provides that a corporation may realize cancellation of indebtedness ("COD") income on the cancellation of its debt in exchange for the issuance of its stock. Under this rule, the Company will be treated as having satisfied the subordinated notes and junior subordinated notes in the Exchange with an amount of money equal to the fair market value of the Company common stock and Series F Preferred Stock transferred, and COD income would result if, and to the extent that, the amount of the notes exceeds the fair market value of the Company common stock and Series F Preferred Stock at the time of the Exchange. Special provisions under
Section 108(a) of the Code applicable to "insolvent" taxpayers provide that if the Company is insolvent before the Exchange occurs, the Company would generally exclude from gross income any COD income arising from the Exchange (so that no current federal income tax would result from the debt cancellation). If, however, the Company is made solvent by the Exchange, the Company must recognize income equal to the amount by which the debt discharge amount exceeds the Company's pre-discharge insolvency amount. The Company does not expect to receive any substantial COD income as a result of the Exchange.



         Section 382 of the Internal Revenue Code limits a corporation's ability to use previously accrued losses and carryovers upon an "ownership change" in the corporation's stock, which generally results if there is a more than 50 percent change in stock ownership during a three year testing period. This limitation (referred to as the "382 Limitation") is an annual limitation on the use of loss carryforwards, equal to the product of the value of the loss corporation's stock on the date of the ownership change and the long term tax-exempt interest rate on that date. TCW's stock ownership interest in the Company will increase from approximately 9 percent to approximately 90 percent as a result of the Exchange. This increase in stock ownership would represent more than a 50 percent change in the Company's stock ownership. As a result, the 382 Limitation will annually limit use of the Company's pre-Exchange NOLs and other carryovers to an amount equal to the product of the long term tax-exempt rate and the value of the Company's stock immediately prior to the Exchange.



         The terms of the senior subordinated note held by Pengo in the principal amount of $5,000,000 will be amended to extend the maturity date to six months after the senior bank credit facility's maturity date, but no later than July 1, 2009. The federal income tax consequences to Pengo will depend upon whether the consummation of the transaction results in a "significant modification," as that term is defined in the Internal Revenue Code, of the terms of the note, and therefore results in a deemed exchange of the note for a modified note for federal income tax purposes.



         Under applicable Treasury Regulations, a change in the timing of payments, including any resulting change in the amount of payments, on a debt instrument is a significant modification if it results in a material deferral of scheduled payments. A material deferral is dependent on facts and circumstances, including the length of the deferral, the original term of the debt, the amounts of the payments deferred, and the amount of time between the modification and the actual deferral of payments. A safe harbor period is provided that begins on the original due date of the first deferred payment and extends for a period equal to the lesser of five years or 50% of the original term of the instrument. If a deferral of payment occurs and the deferred payments are unconditionally payable within the safe harbor period, then the deferral is not material. Assuming that no previous deferral of payments has occurred, the extension of the maturity date of the senior subordinated note should not be treated as a significant modification upon which gain or loss is realized for federal income tax purposes and, accordingly, such modification should be treated as a non-event for federal income tax purposes.



         Other than the effect of the 382 Limitation on the Company and the application of the COD rules discussed above, there will be no federal income tax effect of the Exchange to the unaffiliated shareholders of the Company.



         Tax Consequences of the Merger. An affiliated shareholder should not recognize gain or loss on the formation of Newco to the extent it receives common stock of Newco in exchange for its contribution of Company common stock and Series F Preferred Stock. An affiliated shareholder's basis in the Newco common stock received in the contribution will generally equal the basis of the affiliated stockholder in its Company common stock and Series F Preferred Stock immediately prior to the contribution increased by the amount of gain, if any, recognized by the affiliated shareholder in the exchange. An affiliated shareholder's holding period for its Newco common stock will include its holding period for its Company common stock and Series F Preferred Stock.



         Newco should not recognize gain or loss on the contribution by the affiliated shareholders of Company common stock and Series F Preferred Stock in exchange for Newco common stock. The adjusted basis of Newco in the stock of the Company will be equal to the affiliated shareholders' bases in such stock immediately prior to the contribution, increased by the amount of gain, if any, recognized by the affiliated shareholders as a result of the contribution. Newco should not recognize gain or loss as a result of the Merger, and, as the surviving corporation in the Merger, will succeed to specific tax attributes of the Company as of the close of the day of the Merger. These tax attributes would include the Company's earnings and profits, NOL and capital loss carryovers, and accounting methods, subject to the applicable limitations on the ability to use these previously accrued losses and carryovers (including the 382 Limitation discussed above).



         The receipt of cash by unaffiliated shareholders for cancelled shares in the Merger will be a taxable transaction for federal income tax purposes. Each unaffiliated shareholder's gain or loss will be equal to the difference between the amount of cash received for the cancelled share and the shareholder's tax basis in such share. The gain or loss will generally be a capital gain or loss, with the nature being short term if owned less than one year and long term if owned for a year or more. An unaffiliated shareholder may be subject to backup withholding at the rate of 30% with respect to cash received pursuant to the Merger, unless the unaffiliated shareholder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or provides a correct taxpayer identification number, certifies concerning no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the unaffiliated shareholder's federal income tax liability.



FAIRNESS OF THE MERGER



         Because of their respective beneficial ownership and/or management of Inland, each of the TCW Entities, the Smith Parties and Management may be deemed to be "affiliates" of Inland within the meaning of Rule 13e-3 under the Exchange Act. Each of the TCW Entities disclaim status as an "affiliate" and its filing of the Schedule 13E-3 as a reporting person shall not be construed as an admission by any of the TCW Entities that it is an "affiliate" of Inland. Accordingly, each of the TCW Entities, the Smith Parties and Management is expressing its belief as to fairness of the Merger both substantively and procedurally to Inland's unaffiliated shareholders.



         The Board of Directors consists of Messrs. MacAluso and Pennington as members of Management, Messrs. Pasmas and Schnelwar, who are associated with the Smith Parties, and one independent director. TCW is permitted to name one member to the Board but has instead appointed observers to sit in on selected Board meetings. As a result, there have been numerous discussions, both inside and outside of Board meetings, about the advisability and fairness of the Exchange and the Merger. The terms of the Exchange and Merger have resulted from many deliberations and reflect a substantial degree of unanimity among the parties in the conclusions described above.



PROCEDURAL FAIRNESS



         The Board did not establish a committee to represent the interests of the unaffiliated shareholders of the Company in connection with the negotiation of the Exchange or in considering the terms of the Merger per share "cash-out" price. The filing parties believe that the presence of one member of the Board, Mr. Stringer, who is not otherwise affiliated with any of the filing parties, and the presence on the Board of Messrs. MacAluso and Pennington, officers of the Company who are not otherwise affiliated with any of the TCW Entities or the Smith Parties, ensured that the full Board would give adequate consideration to the interests and rights of the unaffiliated shareholders in the Board's deliberations with respect to the Exchange and the Merger. The Board determined that Messrs. Stringer, MacAluso and Pennington were sufficiently independent of the affiliated shareholders to advocate the interests of the unaffiliated shareholders without the need for an independent committee, with the attendant expense associated with establishing such a committee and providing it with its own separate financial advisor and counsel. Further, each of Messrs. Stringer, MacAluso and Pennington were fully aware of the conflict of interest facing the remaining two Board members, Messrs. Pasmas and Schnelwar (each of whom is affiliated with the Smith Parties) in Board deliberations and actions regarding the Exchange and consideration of the fairness of the Merger, and thus Messrs. String, MacAluso and Pennington were able to evaluate the opinions and positions of those two members in light of their conflict of interest. In connection with the Merger and the Exchange, the Company and full Board were advised by the Company's regular outside counsel while each of the TCW Entities and the Smith Parties were advised by their own separate counsel. No relevant information or projections were made available to any individual Board member that were not made available to all Board members.



         As discussed elsewhere in this Transaction Statement, the Board received an opinion from an independent financial advisor as to the fairness of the Exchange to the unaffiliated shareholders. Although the opinion disclaimed any view with respect to the fairness of the Merger per share "cash-out" price, the Board believes that the factors cited by the financial advisor in its opinion with respect to fairness of the Exchange were relevant to the Board's consideration of the substantive fairness of the Merger, and the Board took into account the opinion and the financial advisor's underlying analyses in the Board's deliberations regarding fairness of the Merger.



         In determining not to charter a special committee to consider the Exchange and Merger, the Board also took cognizance of the fact that unaffiliated shareholders who are dissatisfied with the per share Merger consideration are entitled to exercise statutory dissenters' rights under the WBCA. The Board also believed that the failure of the sale process undertaken by the Company in 2001 to attract any bid from a prospective purchaser or merger partner indicated that pursuit of any similar transaction as an alternative to the Exchange and Merger, which might require involvement of a special committee, would likely be similarly futile in that the Board's understanding was that the failure of the 2001 sale effort was largely attributable to the Company's poor financial condition and over-leveraged balance sheet, factors which had not been alleviated (and in fact had been exacerbated) since 2001.



FACTORS CONSIDERED IN DETERMINING SUBSTANTIVE FAIRNESS



         Information Reviewed. In analyzing the substantive fairness of the transaction and the price to be paid for shares of the common stock, the Board of Directors and each of the TCW Entities, the Smith Parties and Management reviewed the following documentation and information:



        -- annual financial statements for each of the past three years up to and including 2001;



        -- quarterly unaudited financial statements for the three fiscal quarters in 2002;



        -- market information on the recent and historical price activity and trading volume of the common stock;



        -- pro forma financial effects of the Merger and resulting cash-out of the unaffiliated shareholders;



        -- tax effects of the receipt of the cash payments on the shareholders;



        -- current defaults under the senior bank credit facility and subordinated notes; and



        -- financial projections estimated by Management for the next five years.



         Each of the parties has since had the occasion to review the Company's operating results for the fourth quarter of 2002 and for the full year then ended. The filing parties based their belief that the Exchange and Merger are fair to the unaffiliated shareholders on the following factors:



         The Offer Price is Consistent with Current Market Prices. The closing bid price for Inland's common stock as reported on the OTCBB on February 3, 2003 (the day prior to the original filing of this Transaction Statement) was $0.92. Since September 30, 2002, the closing bid price for the common stock has been in the range of $0.90 to $1.30. The filing parties considered the current market price to be consistent with the Company's opportunities and risks on a going concern basis, although the filing parties believe such price could be substantially lower if a restructuring of debt is not achieved and the Company's creditors commence actions to pursue collection of their debt. This factor was given great importance by all filing parties in assessing the price to be paid to the unaffiliated shareholders. The filing parties also considered the fact that when the Company pays the cash-out price of $1.00, there will be no reduction for any commissions that would substantially deplete the net sales price of the shares if they were sold into the market.



         Historical Market Prices Were Deemed Irrelevant. As noted below in "Market for Registrant's Common Stock and Related Shareholder Matters," the common stock has traded above $2.00 per share within the past two years and at significantly higher prices prior to that. These historical prices were deemed to be irrelevant by the filing parties to the Company's current value because of the precipitous drop in the stock price following the Company's acquisition of two refineries in 1998 that resulted in a cumulative loss exceeding $30 million, very low oil prices in 1998, the high level of debt and continued accumulation of interest and dividends, the lack of earnings since 1997, and no meaningful liquidity or access to capital since 1997. None of the filing parties gave any significant weight to these historical prices.

         Net Book Value. As of December 31, 2002, Inland had total assets of $177.2 million and total liabilities of $220.3 million, a deficit in shareholders' equity of $43 million and a book value per common share of a negative $14.85. Giving effect to the Exchange, the net book value would be $77.7 million as of December 31, 2002 on a pro forma basis. Inland records its oil and gas properties on its balance sheet at cost less accumulated depletion, depreciation and amortization in the amount of $166 million as of December 31, 2002. The Company also compared the standardized measure of discounted cash flows for such properties, which is a method of valuing such properties based upon engineers' estimates of future production, in order to assess whether book value was higher or lower than the standardized measure. At year end 2001, book value of the properties, excluding unproved properties, was $159 million and the standardized measure was $158 million; at year end 2002, book value of the properties, excluding unproved properties, was $164 million and the standardized measure was $296 million (which increase resulted primarily from a spike in energy prices). The filing parties therefore concluded, and gave important weight, to the Company's net book value per share to determine, that the $1.00 per share being paid was fair to the shareholders.



         Going Concern Value. All valuation methods considered by the filing parties to determine the fairness of the cash-out price assumed that the Company would continue in existence as a going concern. However, no additional value was given to any value for goodwill or going concern status in excess of net book value. This was due mainly to the absence of any significant difference between the fair market value of Inland's oil and gas properties and net book value and also to the lack of any interest to acquire the Company when it was marketed during 2001. Therefore, none of the filing parties gave any significant weight to any intrinsic value as a going concern.



         Liquidation Value. The filing parties gave a great deal of importance to the Company's liquidation value and concluded that the likely alternative to consummation of the Exchange is bankruptcy. The Company is in default under its senior bank credit facility and the agreements governing its outstanding subordinated notes. Absent a comprehensive financial restructuring, it is probable that the banks will accelerate the indebtedness held by them and commence the exercise of collection remedies, including foreclosure on the Company's oil and gas properties, which would likely force the Company to seek bankruptcy protection. Management and the Board of Directors see no realistic alternative to bankruptcy in the event that a comprehensive financial restructuring such as the Exchange is not accomplished. In a bankruptcy proceeding, there would be very little likelihood that shareholders would receive any payment or other consideration for their shares in any reorganization, if in fact the Company could be reorganized and not liquidated (in which case the shareholders would most likely be assured of receiving nothing). TCW and Pengo, who will be surrendering in the Exchange an aggregate of more than $121 million of Company debt securities for equity securities, have elected to proceed with the Exchange with the understanding that a subsequent going private transaction in which non-affiliated shareholders would receive a cash payment of $1.00 per share is supported by all of the members of the Board of Directors not affiliated with TCW and the Smith Parties, and that such members believe that the $1.00 per share payment amount is fair, notwithstanding that formal approval of the Board would not be required as a condition to consummation of such transaction.






         Prior Stock Purchases. TCW and the Smith Parties made prior purchases of Inland securities in the form of Series D and E Preferred Stock that was valued at the issue price. Such preferred stock was converted to indebtedness at par, and such indebtedness is being converted to common stock at the rate of $1.00 per share in the Exchange. The filing parties gave significant weight to the fact that the Exchange was being conducted with sophisticated institutional investors who were willing to convert an amount of debt into common stock that was forty times greater than the total amount of common stock outstanding.



         Third-Party Offers. The filing parties also considered the failed attempts during 2001 and 2002 to sell the Company to an independent buyer or arrange for a merger partner to be highly significant. Such efforts were totally unsuccessful and led the parties to a conclusion that no transaction with a third party cold be achieved until there was a financial restructuring.



         Lack of Capital Markets Access. One of the benefits of a company's incurring the expense and burden of maintaining public company status is better and more efficient access to the capital markets for fund-raising activities. Recognition of the Company's inability to access the capital markets ultimately supported the filing parties' conclusion that the Company's status as a public company carried little or no value independent of the Company's assets, and certainly no value anywhere near commensurate with the associated costs. The filing parties considered that the Company's current and foreseeable inability to raise financing in capital markets transactions to invest in the business and support hedging activities was an important factor in determining that "going private" was in the Company's and its shareholders' best interests.



         Projections. Management provided projected financial statements for the five fiscal years ending December 31, 2007 (the "Projections"), which take into account the financial effects of the restructuring and the anticipated results of drilling 100 or more new wells during the period. Primarily as a result of eliminating more than $12 million of interest expense, the Company projects becoming profitable during 2003 or 2004 and meeting the debt service requirements on its senior debt to effect a complete repayment on schedule by the end of 2007. The future financial condition of the Company demonstrates that the inherent value of the common stock of the Company, giving effect to the Exchange and based on the Projections, is greater than it would be without the Exchange.



         Fairness Opinion. In addition to the foregoing factors, the Board of Directors based their belief that the Exchange is fair to the unaffiliated shareholders of the Company on a fairness opinion rendered by First Albany. See "Opinion of Financial Advisor -- Exchange" below.



         First Albany was not engaged to render an opinion as to the fairness of the $1.00 per share valuation to the Company's unaffiliated shareholders or as to any aspect of the Merger. The decision to proceed with the Merger was made several weeks after the agreement in principle was reached to conduct the Exchange. The Board of Directors, the TCW Entities and the Smith Parties jointly determined that the additional time and expense of a second fairness opinion, which would have been significantly more expensive than the fairness opinion on the Exchange, could not be justified. The Board of Directors, the TCW Entities and the Smith Parties believe that the price used to determine the value of the common stock for purposes of the Exchange would apply equally to the consideration paid to public shareholders in the Merger. This belief is based upon the fact that the parties could not determine any justification for a difference in the valuation of the Merger consideration from the per share amount upon which the Exchange was based, or from the price range at which the common stock has traded on the OTCBB in the recent past. Also, the ultimate decision whether to proceed with the Merger and the amount of consideration to be paid to shareholders is subject to the shareholders' rights of appraisal.



         Conclusion. Each of the Board of Directors, the TCW Entities, each of the Smith Parties and each of Mr. MacAluso and Mr. Pennington made its or his own determination as to the fairness of the amount of consideration to be paid to public shareholders in the Merger. There was no significant disagreement among the filing parties regarding the relative importance of each of the foregoing factors or the conclusions reached by each independently.



OPINION OF FINANCIAL ADVISOR -- EXCHANGE



         The following are the ranges of equity values of the Company indicated by the significant financial analyses performed by First Albany in connection with its fairness opinion.



Absent the Exchange



         Analysis                                      Equity Value Range of the Company
         --------                                      ---------------------------------
Bankruptcy Analysis                        Zero (based on management's indication, as set forth below)
Comparable Company Analysis                $(160.6) million -$16.4 million



Giving Effect to the Exchange



         Analysis                       Equity Value Range of the Company
         --------                       ---------------------------------
Comparable Company Analysis              $(40.5) million-$247.8 million
Discounted Cash Flow Analysis            $ 38.0  million-$126.3 million
Net Asset Value Analysis                 $ 54.9  million-$146.0 million


         First Albany has acted as the financial advisor to the Board of Directors with respect to rendering an opinion as to the fairness of the Exchange to the unaffiliated shareholders of the Company from a financial point of view. First Albany is a nationally-recognized investment banking firm that is regularly engaged to render fairness opinions in connection with mergers and acquisitions, tax matters, corporate planning, and other purposes. The Board of Directors retained First Albany on the recommendation of management and on the basis of its experience in rendering opinions and its cost structure and experience in smaller transactions such as the Exchange. First Albany was previously retained by the Board to provide a fairness opinion in August 2001 for the exchange of debt with the Smith Parties, and the Company was satisfied with First Albany's fees and performance.



         Other than prior services by First Albany in connection with the debt restructuring of the Company in August 2001, there has been no material relationship during the past two years among the Company, its affiliates, directors or executive officers and First Albany, its affiliates or unaffiliated representatives. First Albany received a fee in the amount of $75,000 plus reimbursement of expenses in connection with the fairness opinion, which fee is not contingent upon the consummation of the Exchange. There are no other current arrangements to compensate First Albany, its affiliates or unaffiliated representatives for any services rendered to Inland, its affiliates, directors or executive officers. No instructions were provided to and no limitations were imposed by the Board of Directors upon First Albany with respect to the investigation made or the procedures followed by First Albany in rendering its opinion as of January 28, 2003, except to the extent set forth below.


         First Albany delivered its oral opinion to the Board of Directors on January 28, 2003 as to the fairness of the Exchange to the unaffiliated shareholders of the Company. First Albany's opinion is that, as of January 28, 2003 and based upon and subject to the factors and assumptions set forth therein, the Exchange is fair, from a financial point of view, to the unaffiliated shareholders of the Company. Such oral opinion was followed by delivery of the written fairness opinion.

         FIRST ALBANY'S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND SCOPE AND LIMITATIONS OF THE REVIEW UNDERTAKEN AND THE PROCEDURES FOLLOWED BY FIRST ALBANY, IS ATTACHED HERETO AS EXHIBIT B AND IS INCORPORATED HEREIN BY REFERENCE. INLAND SHAREHOLDERS ARE URGED TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY FOR ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW BY FIRST ALBANY. THE SUMMARY OF THE OPINION AS SET FORTH IN THIS TRANSACTION STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.


         First Albany's opinion is directed only to the fairness, from a financial point of view, of the Exchange to the unaffiliated holders of Inland common stock, and it does not address the determination of the $1.00 per share valuation established by the Board of Directors, TCW and the Smith Parties, or any other aspect of the fairness of the Merger or the underlying business decision of Inland to effect the transaction or constitute a recommendation to any Inland shareholder as to whether to accept the Merger consideration or exercise its statutory appraisal rights discussed below. First Albany was not asked to consider, and First Albany's opinion does not address, the relative merits of the Exchange as compared to any alternative business strategy that may exist for the Company. The Company's management advised First Albany, and First Albany assumed for purpose of its opinion, that no other viable recapitalization transactions were available to the Company and that the Company would face bankruptcy if the Exchange is not consummated. First Albany expressed no opinion, nor should one be implied, as to the current fair market value of the common stock of the Company.



         The Board of Directors requested that First Albany make an oral presentation, and not deliver written materials other than the fairness opinion itself, to the Board of Directors with respect to the fairness of the Exchange, from a financial point of view, to the unaffiliated shareholders of the Company. The presentation was given on January 28, 2003. In accordance with the foregoing request, no written "board books" or other materials were delivered to the Board of Directors by First Albany, and the detailed analyses set forth below were described orally, in summary form to the Board of Directors.


         In the presentation, First Albany explained that its opinion was limited to an examination of the fairness of the Exchange from a financial point of view to the Company's unaffiliated shareholders and that its opinion was not an opinion on the solvency of the Company, was not an appraisal or valuation of the Company or its common stock, was not an opinion of the $1.00 per share valuation established by the Board of Directors, TCW and the Smith Parties and was not an opinion as to any aspect of the Merger including without limitation the amount of consideration for cancellation of stock held by unaffiliated shareholders.

         First Albany's presentation included a comparison of the Company before and after the Exchange. In its presentation, First Albany noted to the Board of Directors the following factual information:



         - Common Stock - The current price of the common stock was approximately $1.10 per share in the OTCBB and that the price had fallen since the Company announced it was in default to its lenders.



         - Limited Trading Volume - The shares of common stock trade on a limited basis with average daily volume of approximately 1,100 shares over the past 52 weeks.



         - Illiquidity - The unaffiliated shareholders of the Company comprise only about 9.7% of the ownership of the Company. As a result of the scant trading volume and minimal amount of public shares available for sale, the common stock is extremely illiquid and the current price of the common stock may not be an accurate representation of the inherent value of the Company.



         - Present Financial Condition - The Company's financial condition has been in decline during the past year, with increasing debt, declining revenues and profits, and declining capital expenditures. At December 31, 2002, total debt was $211 million, which was approximately 12.9 times EBITDAX.



         - Default on Debt - All debt of the Company was in default due to failure to comply with the Company's secured lenders' financial covenants, and the Company's auditors issued a going concern opinion.



         - Absence of Viable Alternative Transactions - Management of the Company indicated that all alternatives to the Exchange were explored by management, including a sale of the Company and the refinancing of the Company's bank debt. None of these were successful, and management of the Company indicated that the Company will face bankruptcy if the Exchange is not consummated. In a bankruptcy, management indicated that the value of the unaffiliated shareholders' common stock would be zero.



         - Future Financial Condition - The Exchange reduces total debt of the Company to approximately $91 million as of December 31, 2002 and, according to management, cures outstanding defaults with the Company's secured lenders. The Exchange also reduces the percentage of the Company held by the unaffiliated shareholders from 9.7% to 0.2%.



         - Projections - Management of the Company has provided projected financial statements for the five fiscal years ending December 31, 2007 (the "Projections"). The Projections were prepared on a pro forma basis to reflect the Restructuring. The Restructuring enables the Company to improve profitability and reduce debt over the projected five-year period. The future financial condition of the Company demonstrates that the inherent value of the common stock of the Company, giving effect to the Exchange and based on the Projections, is greater than it would be without the Exchange.


         The following is a summary of the significant financial analyses performed by First Albany in connection with its fairness opinion:





         SELECTED COMPARABLE PUBLIC COMPANY ANALYSIS. Using publicly available information, First Albany compared selected historical and projected financial, operating and stock market performance data of the Company to the corresponding data of the following publicly traded companies:



         ATP Oil & Gas Corporation
         Brigham Exploration Co.
         Clayton Williams Energy
         Exco Resources
         3TEC Energy Corporation

         First Albany reviewed enterprise values (calculated as the market value of equity, plus debt, less options proceeds and cash) as multiples of net debt and earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("EBITDAX") for the latest 12 months ended as of September 30, 2002. First Albany also reviewed equity values as multiples of net asset value per share and cash flows (calculated as net income plus non-cash items, excluding interest expense-related items) for the latest 12 months ended as of September 30, 2002 and projected fiscal years 2002 (assuming no Exchange) and 2003 (pro forma for the Exchange). All of the multiples were based on closing stock prices on January 30, 2003. Projected financial and operating data for the Company were based on internal estimates of the management of the Company.



         First Albany then applied a range of selected multiples derived for the selected comparable companies of the cash flows for the latest 12 months ended as of September 30, 2002 and projected fiscal years 2002 and 2003 revenues, net asset value per share and EBITDAX for the latest 12 months ended as of September 30, 2002 to corresponding financial data of the Company. This analysis indicated an implied equity value range for the Company of approximately $(160.6) million to $16.4 million absent the Exchange, as compared to an implied equity value range of the Company of approximately $(40.5) million to $247.8 million giving effect to the Exchange.



         DISCOUNTED CASH FLOW ANALYSIS. First Albany analyzed the Company based on an unlevered discounted cash flow analysis of the Projections over a five-year period, which were internally prepared by management of the Company. The discounted cash flow analysis determined the discounted present value of the unlevered after-tax free cash flows generated over the five-year period and then added a terminal value based upon ranges of EBITDAX multiples. The unlevered after-tax free cash flows and terminal value were discounted using a discount rates ranging from 8.0% to 16.0%. This analysis indicated an implied equity value range for the Company of approximately $38.0 million to $126.3 million giving effect to the Exchange. Because of the Company's current financial position and Management's inability to provide financial projections as a going concern, a discounted cash flow analysis could not be performed to determine ongoing value of the Company absent the Exchange.



         NET ASSET VALUE ANALYSIS. First Albany performed an analysis of the Company's net asset value based on Company-supplied reserve estimates, NGL plant operating margin estimates and general and administrative expense estimates and based on the Projections, which were internally prepared by management of the Company. The range of discount rates varied for each type of reserve type based on discussion with management of the Company and estimates made by First Albany. The discount rates ranged from 6.0% to 12.0% for proved, developed and producing reserves to 12.0% to 20.0% for proved, undeveloped reserves. This analysis indicated an implied equity value range for the Company of approximately $54.9 million to $146.0 million giving effect to the Exchange. Because of the Company's current financial position and management's inability to provide financial projections or develop reserves as a going concern, a net asset value analysis could not be performed to determine ongoing value of the Company absent the Exchange.


         First Albany concluded as a result of the above information and analyses that the unaffiliated shareholders of the Company would retain a percentage (albeit a significantly reduced percentage) of the Company with a value, for the most part, of greater than zero as a result of the Exchange, as compared to a "status quo" value of zero as the result of a bankruptcy (based on management's indications, as noted above).

         The summary of First Albany's opinion set forth above does not purport to be a complete description of the data or analyses presented by First Albany. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, First Albany believes that its analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, First Albany made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Accordingly, such estimates are inherently subject to substantial uncertainty and neither the Company nor First Albany assumes responsibility for the accuracy of such analyses and estimates. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

         With respect to the Projections and the estimates of future production, commodity prices, revenue, operating costs and capital investment for the Company, each as prepared by the Company, upon the advice of the Company, First Albany assumed that such Projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future performance of the Company, and that the Company will perform substantially in accordance with such Projections and estimates. The Company's management also advised First Albany, and First Albany assumed for purposes of its opinion, the projections and estimates prepared without the pro-forma effects of the Exchange were not meaningful as the Company may not be able to continue as a going concern without effecting the Exchange.

         In connection with rendering its opinion, First Albany reviewed and analyzed certain information relating to the Company, including: certain publicly available business and financial information relating to the Company, certain internal financial statements and related information of the Company prepared by the management of the Company and other financial and operating information concerning the business and operations of the Company provided to First Albany by the management of the Company including, but not limited to, pro-forma financial and operating budgets, analyses, forecasts, and certain estimates of proved and non-proved reserves and production, commodity prices, revenues, operating costs and capital investments for the Company prepared by the Company. First Albany also discussed with members of the senior management of the Company the past and current business operations, financial condition and future prospects of the Company, as well as other matters believed to be relevant to its analysis. Further, First Albany considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that First Albany deemed relevant to its analysis. First Albany's opinion is based on market, economic and other conditions and circumstances involving the Company and its industry as they existed on the date of its opinion and which, by necessity, can only be evaluated by First Albany on the date thereof. First Albany assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date thereof.

         In conducting its review and arriving at its opinion, First Albany relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with First Albany by the Company or otherwise publicly available, and assumed that there were no material changes in the Company's business operations, financial condition or prospects since the respective dates of such information. First Albany did not independently verify this information, nor did First Albany have such information independently verified. First Albany did not conduct a physical inspection of any of the assets, properties or facilities of the Company, nor did First Albany make or obtain any independent evaluation or appraisals of any such assets, properties or facilities.

         First Albany further assumed with the Company's consent that the Exchange will be consummated in accordance with the terms described in the Exchange Agreement provided to First Albany, without amendments, modifications to or waivers thereto.


         As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in or options on, securities of the Company. First Albany does not currently hold positions in, or options on, securities of the Company, nor does First Albany have any current intention to do so.


APPROVALS


         Approval of the Company or its Shareholders Not Required for the Merger. This Transaction Statement is being sent to the shareholders pursuant to the requirements of Rule 13e-3 of the 1934 Act, which prescribes certain disclosures that must be made to shareholders of an issuer involved in a going private transaction, such as the Merger. This document is not a proxy statement, and the Company is not soliciting, and will not be soliciting, any proxy from the shareholders, and they are requested not to send any proxy. The shareholders will not receive any additional information with respect to the Merger until after it is consummated, at which time they will receive a letter of transmittal with instructions concerning how to exchange shares for the cash payment to which they would be entitled or, if they elect, how to exercise their statutory appraisal (dissenters') rights, discussed below. See "Appraisal Rights". Upon the issuance of the common stock and Series F Preferred Stock to TCW and Pengo in the Exchange, TCW and the Smith Parties will collectively own 99.8% of the outstanding capital stock of the Company. Immediately after the issuance of Inland stock to TCW and Pengo in the Exchange, TCW and each of the Smith Parties will each contribute all of their shares of Inland capital stock to Newco, to be wholly owned by them, resulting in the ownership by Newco of 99.8% of the Company's outstanding capital stock. Under Section 253 of the Delaware General Corporation Law, a parent corporation may merge with and into another corporation if it owns at least 90% of such other corporation's capital stock. A short-form merger under Section 253 requires only the approval of the parent corporation's Board of Directors. Thus, the Merger does not require the approval of the Company's Board of Directors or its shareholders.

         Unaffiliated Representative. The directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the Rule 13e-3 transaction or preparing a report concerning the fairness of the transaction.


         Approval of Directors. Mr. Dewey A. Stringer, III, the Company's sole director who is not an employee of the Company or affiliated with TCW or the Smith Parties, has approved the issuance of the Company's stock to TCW and Pengo in the Exchange and determined that the Merger is fair to the shareholders.


PAYMENT FOR CERTIFICATES


         After the effective date of the Merger, Newco will mail to each shareholder of record on the effective date, a letter of transmittal asking shareholders to return their share certificates for cancellation. Upon receipt thereof, checks for $1.00 per cancelled share will be mailed to shareholders. The Company's transfer agent, Computershare, will act as the paying agent for sending and receiving letters of transmittal and mailing checks for the Merger consideration.


DEREGISTRATION

         Concurrently with the closing of the Merger, Newco will make a filing with the SEC to eliminate the Company's ongoing reporting obligations, and will make any necessary filing with the OTCBB to discontinue quotation for trading in the Company's common stock. Following the Merger there will be no public market for Newco common stock.



APPRAISAL RIGHTS

         Upon consummation of the Merger, shareholders of Inland whose shares are cancelled in the Merger will have appraisal rights under the Washington Business Corporation Act ("WBCA"). Such rights give each shareholder the right to dissent and/or demand appraisal and payment in cash of the fair value of their shares. The following discussion of the provisions of Section 23B.13 of the WBCA ("Section 23B.13") is not intended to be a complete restatement of these provisions and is qualified in its entirety by reference to the text of
Section 23B.13, which is reproduced in full as Exhibit A to this Transaction Statement.

         A shareholder entitled to dissent under Section 23B.13 may not challenge the Merger unless the Merger fails to comply with the procedural requirements imposed by the WBCA, Sections 25.10.900 through 25.10.955 of the Revised Code of Washington, Inland's Articles of Incorporation, or Bylaws, or is fraudulent to the shareholder or Inland. Such shareholder's appraisal rights will terminate if the Merger is abandoned or rescinded, if a court permanently enjoins or sets aside the Merger, or if the shareholder's demand for payment is withdrawn with the written consent of Inland.

         Within 10 days after the effective date of the Merger, Inland must deliver to all shareholders entitled to assert appraisal rights a notice (the "Notice") that the Merger has been consummated and must (i) state where the payment demand must be sent and where and when certificates must be deposited;
(ii) supply a form for demanding a payment that includes the date (the "Record Date") of the first announcement to the news media or to shareholders of the terms of the proposed Merger and requires that the person asserting dissenter's rights certify whether or not the person acquired beneficial ownership of the shares before that date; (iii) set a date by which Inland must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the Notice is delivered; and (iv) be accompanied by a copy of Section 23B.13.

         A shareholder who is sent the Notice and desires to exercise dissenter's rights (a "Dissenting Shareholder") must demand payment, certify whether such shareholder acquired beneficial ownership of the shares before the Record Date and deposit such shareholder's certificates, all in accordance with the terms of the Notice. A shareholder who demands payments and deposits the shareholder's share certificates in accordance with the Notice retains all other rights of a shareholder until the Merger is effected. However, a shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the Notice, is not entitled to payment for the shares under Section 23B.13.

         Except as otherwise provided by the WBCA, within 30 days of the later of the effective date of the Merger or the date the payment demand is received, Inland must pay each Dissenting Shareholder who complied with Section 23B.13 the amount that Inland estimates to be the fair value of the shareholder's shares, plus accrued interest. The payment must be accompanied by Inland's financial statements, an explanation of how Inland estimated the fair value of the shares, an explanation of how the interest was calculated, a statement of the Dissenting Shareholder's right to payment under Section 23B.13.280 of the WBCA and a copy of Section 23B.13.

         A Dissenting Shareholder who is dissatisfied with Inland's payment may deliver a notice (the "Dissenting Shareholder's Notice") to Inland informing Inland of such Dissenting Shareholder's own estimate of the fair value of the shares and amount of interest due and demand payment of the Dissenting Shareholder's estimate, less any payment already received from Inland, if (i) the Dissenting Shareholder believes that the amount paid by Inland is less than the fair value of the Dissenting Shareholder's estimate or that the interest due is incorrectly calculated; (ii) Inland fails to make payment for the shares within 60 days after the date set for demanding payment; or (iii) Inland does not effect the Merger and does not return the deposited certificates within 60 days after the date set for demanding payment. A Dissenting Shareholder waives his, her or its rights under Section 23B.13.280 unless he, she or it delivers the Dissenting Shareholder's Notice within 30 days after Inland makes or offers payment for such Dissenting Shareholder's shares.

         If a demand for payment remains unsettled after a Dissenting Shareholder delivers a Dissenting Shareholder's Notice to Inland, then Inland must commence a proceeding in the superior court of the county where its registered office is located, which currently would be the Superior Court of Spokane County, Washington (the "Court") within 60 days after receipt of the Dissenting Shareholder's Notice and petition the Court to determine the fair value of the Dissenting Shareholder's shares and accrued interest. If Inland does not commence the proceeding within the 60-day period, it must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded in the Dissenting Shareholder's Notice. Inland must make all Dissenting Shareholders, whether or not residents of the state of Washington, whose demand remains unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents of Washington may be served by registered or certified mail or by publication as provided by law. Inland may join as a party to the proceeding any shareholder who claims to be a Dissenting Shareholder, but who has not, in Inland's opinion, complied with the provisions of Section 23B.13; provided, however, if the Court determines that such shareholder has not complied with the provisions thereof, then such shareholder will be dismissed as a party.

         The Court's jurisdiction over the determination of the fair value of the Dissenting Shareholders' shares is plenary and exclusive. The Court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value of the shares. The appraisers have the powers described in the Court's order appointing them, or in any amendment thereto. Dissenting Shareholders have the same discovery rights as parties in other civil proceedings. Each Dissenting Shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the Court finds the fair value of the Dissenting Shareholder's shares, plus interest, exceeds the amount paid by Inland.

         The Court shall determine all costs of any proceeding, including the reasonable compensation and expenses of appraisers appointed by the Court. The Court shall assess such costs against Inland; provided, however, that the Court may assess costs against all or some Dissenting Shareholders, in amounts the Court deems equitable, to the extent the Courts finds the Dissenting Shareholders acted arbitrarily or not in good faith. The Court may also assess the fees and expenses of counsel and experts for the respective parties: (i) against Inland and in favor of the Dissenting Shareholders if the Court finds that Inland did not substantially comply with the requirements of Section 23.B.13. or (ii) against either Inland or a Dissenting Shareholder and in favor of any other party if the Court finds that either Inland or a Dissenting Shareholder, as applicable, acted arbitrarily or not in good faith. If the Court finds that the services of counsel for any Dissenting Shareholder were of substantial benefit to other Dissenting Shareholders similarly situated, and that the fees for those services should not be assessed against Inland, then the Court may award to these counsel reasonable fees to be paid out of the amounts awarded the Dissenting Shareholders who were benefited.

         No assurance or representation can be made as to the outcome of the appraisal of fair value as determined by the Court, and shareholders should recognize that an appraisal could result in a determination of a value higher or lower than, or the same as, the value of the cash being offered in the Merger. Moreover, Inland reserves the right to assert, in any appraisal proceeding, that for purposes of Section 23B.13, the fair value of a share of common stock is less than the value of $1.00 paid in the Merger.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the ownership of common stock as of January 1, 2003, by each shareholder known to the Company to own beneficially more than five percent of the outstanding common stock, each current director, each executive officer, and all executive officers and directors of the Company as a group, based on information provided to the Company by such persons. Except as otherwise stated, each such person has sole investment and voting power with respect to the shares set forth in the table:


                                                                                              OWNERSHIP OF NEWCO
                                                                      OWNERSHIP OF THE        AFTER THE EXCHANGE
                                                                          COMPANY                  AND MERGER
                                                                    ----------------------   ---------------------
                                                                    NUMBER OF                NUMBER OF
              NAME AND ADDRESS OF BENEFICIAL OWNER                   SHARES       PERCENT      SHARES      PERCENT
----------------------------------------------------------------     ------       -------      ------      -------
Hampton Investments LLC(1)......................................    2,318,186       80.0          189        1.89
885 Third Avenue, 34th Floor New York, New York 10022
Pengo Securities Corp...........................................           --         --          561        5.61
885 Third Avenue 34th Floor New York, New York 10021
Inland Holdings LLC(2)..........................................      297,196       10.3        9,250        92.5
c/o TCW Asset Management Company
865 S. Figueroa, Suite 1800
Los Angeles, California 90017                                         150,000        4.6          430         4.0
Marc MacAluso(3)................................................
410 17th Street Suite 700 Denver, Colorado 80202
Bill I. Pennington(3)...........................................      152,168        4.7          323         3.0
410 17th Street Suite 700 Denver, Colorado 80202
Arthur J. Pasmas(4).............................................    2,318,186       80.0          189        1.89
5858 Westheimer, Suite 400 Houston, Texas 77057
Bruce M. Schnelwar(4)...........................................    2,318,186       80.0          189        1.89
885 Third Avenue, 34th Floor New York, New York 10022
Dewey A. Stringer, III..........................................        1,990          *           --          --
5858 Westheimer, Suite 400 Houston, Texas 77057
William T. War(3)...............................................       25,000          *           --          --
410 17th Street Suite 700 Denver, Colorado 80202
All executive officers and directors                                2,647,344(3)    82.1       10,753      100.00
  as a group (6 persons)........................................


------------------
* Less than 1%


(1) JWA Investments IV LLC is the managing member of Hampton Investments LLC and may be deemed to beneficially own these shares and John W. Adams is the sole member of JWA Investments and may be deemed to beneficially own these shares.



(2) Inland Holdings LLC owns these shares of record and beneficially. The members of Inland Holdings LLC are Trust Company of the West, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. TCW Asset Management Company has the indirect power to vote and dispose of the shares owned by TCW and may be deemed to beneficially own such shares.



(3) Includes shares issuable under outstanding stock options and warrants granted to Messrs. MacAluso, Pennington and War and all executive officers, directors and appointees as a group for 150,000, 152,167, and 25,000 for a total of 329,307 shares, respectively, and the 2,318,186 shares owned by Hampton that are attributed to Messrs. Schnelwar and Pasmas. Mr. MacAluso will have an option to purchase 430 shares, and Mr. Pennington will have an option to purchase 323 shares of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company and the outstanding number of shares of common stock and common stock equivalents of the Company immediately prior to the Merger.


(4) Each of Messrs. Pasmas and Schnelwar are officers of Smith Management LLC, an affiliate of Hampton, but each of them disclaims beneficial ownership of any of the shares owned by Hampton.


              CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

1999 EXCHANGE AGREEMENT

         On September 21, 1999, the Company entered into an Exchange Agreement (the "1999 Exchange Agreement") with TCW and its affiliates. Pursuant to the 1999 Exchange Agreement, TCW agreed to exchange $75 million in principal amount of subordinated indebtedness of the Company plus accrued interest of $5.7 million and warrants to purchase 15,852 shares of common stock for the following securities of Inland: (1) 10,757,747 shares of Series D Preferred Stock, (2) 5,882,901 shares of Series Z Preferred Stock, which automatically converted into 588,291 shares of common stock on December 14, 1999, (3) 1,164,295 shares of common stock; and (4) 100,000 shares of Inland's Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock"), together with $2.2 million of accumulated dividends thereon, for 121,973 shares of Series E Preferred Stock, and 292,098 shares of common stock (the "1999 Recapitalization"). The Series C Preferred Stock bore dividends at an annual rate of $10 per share, had a liquidation preference of $100 per share and was required to be redeemed at a price of $100 per share not later than January 21, 2008.

MARCH 2001 TRANSACTION

         On March 20, 2001, Hampton purchased from TCW the 121,973 shares of Series E Preferred Stock and 292,098 shares of common stock acquired by TCW in the recapitalization. Following closing of the TCW Exchange Agreement and the purchase by Hampton of TCW's shares, TCW owned 1,752,586 shares of common stock, representing approximately 60.5% of the outstanding shares of common stock as of March 20, 2001 and Hampton owned 292,098 shares of common stock, representing approximately 10.1% of the outstanding shares of common stock as of March 20, 2001. The Company's Articles of Incorporation, as amended (the "Articles"), provided that the common stock, Series D Preferred Stock and Series E Preferred Stock shall vote together as a single class and not as a separate voting group or class on all matters presented to the shareholders of the Company, except as mandated by law or as expressly set forth in the Articles. The Series D Preferred Stock and the Series E Preferred Stock were entitled to vote with the common stock on the basis of one vote for each 10 shares of Series D Preferred Stock and Series E Preferred Stock.

AUGUST 2001 TRANSACTION


         On August 2, 2001, the Company closed two subordinated debt transactions totaling $10 million in aggregate with SOLVation, and entered into other restructuring transactions as described below. The first of the two debt transactions with SOLVation was the issuance of a $5 million unsecured senior subordinated note to SOLVation due July 1, 2007. The interest rate is 11% per annum compounded quarterly. The interest payment is payable in arrears in cash subject to the approval from the senior bank group and accumulates if not paid in cash. Accrued interest at December 31, 2002 was $828,000, and the note will continue to accrue interest at the stated rate to maturity, giving effect to the transactions described herein. The Company is not required to make any principal payments prior to the July 1, 2007 maturity date. However, the Company is required to make payments of principal and interest in the same amounts as any principal payment or interest payments on the TCW subordinated debt (described below). Prior to the July 1, 2007 maturity date, subject to the bank subordination agreement, the Company may prepay the senior subordinated note in whole or in part with no penalty.


         The Company also issued a second $5 million unsecured junior subordinated note to Smith. The interest rate is 11% per annum compounded quarterly. The maturity date is the earlier of (i) 120 days after payment in full of the TCW subordinated debt or (ii) March 31, 2010. Interest is payable in arrears in cash subject to the approval from the senior bank group and accumulates if not paid in cash. The Company is not required to make any principal payments prior to the March 31, 2010 maturity date. Prior to the March 31, 2010 maturity date, subject to separate subordination agreements with the Company's bank lenders and with TCW, the Company may prepay the junior subordinated note in whole or in part with no penalty. A portion of the proceeds from the senior and junior subordinated notes was used to fund a $2 million payment to TCW and other Company working capital needs.

Accrued interest at December 31, 2002 was $828,000, and the note will continue to accrue interest at the stated rate to maturity, giving effect to the transactions described herein.



         In conjunction with the issuance of the two subordinated notes to SOLVation, the Series D Preferred and Series E Preferred Stock held by TCW were exchanged for an unsecured subordinated note due September 30, 2009 and $2 million in cash from the Company. The note amount was for $98,968,964 that represented the face value plus accrued dividends of the Series D Preferred Stock as of August 2, 2001. The interest rate is 11% per annum compounded quarterly. Interest shall be payable in arrears in cash subject to the approval from the senior bank group and accumulates if not paid in cash. Interest payments will be made quarterly, commencing on the earlier of September 30, 2005 or the end of the first calendar quarter after the senior bank debt has been reduced to $40 million or less, subject to separate subordination agreements with the Company's bank lenders and with SOLVation, as holder of the Company's $5 million senior subordinated note. Beginning the earlier of two years prior to the maturity date or the first December 30 after the repayment in full of the senior bank debt, subject to both such agreements, the Company will make equal annual principal payments of one third of the original principal amount of the TCW subordinated note. All unpaid principal or interest is due in full on the September 30, 2009 maturity date. Prior to the September 30, 2009 maturity date, subject to both of the bank and senior subordinated note subordination agreements, the Company may prepay the TCW subordinated note in whole or in part with no penalty. As a result of the 1999 Exchange, the Company retired both the Series D and Series E Preferred Stock. Due to the related party nature of this transaction, the difference between the aggregate subordinated note balance and $2 million cash paid to TCW and the aggregate liquidation value of the Series D and Series E Preferred Stock plus accrued dividends of $13,083,000 was recorded as an increase to additional paid-in capital.


         As part of this restructuring, TCW also sold to Hampton 1,455,390 shares of TCW's common stock in the Company. Consequently, Hampton now owns approximately 80% of the issued and outstanding shares of the Company. TCW also terminated any existing option rights to the Company's common stock, and relinquished the right to elect four persons to the Company's Board of Directors to Hampton. However, TCW has the right to nominate one person to the Company's Board. Remaining Board members will be nominated by the Company's shareholders. As long as Hampton or its affiliates own at least a majority of the common stock of the Company, Smith has agreed with TCW that Smith will have the right to appoint at least two members to the Board.

         In connection with the August 2001 exchange transaction discussed above, pursuant to an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated August 2, 2001, by and among TCW, the Company and Hampton, the Company granted certain demand and piggyback registration rights to Hampton and TCW in respect of common stock held by them. Under the Registration Rights Agreement, Hampton may require the Company to effect three demand registrations and TCW may require the Company to effect one demand registration. Each of TCW and Hampton is entitled to include their shares on any registration statement filed by the Company under the Securities Act of 1933, subject to standard underwriters' kick-out clauses and other conditions. The Company will be responsible for paying the costs and expenses associated with all registration statements, including the fees of one law firm acting as counsel to the holders requesting registration but excluding underwriting discounts and commissions and any other expenses of the party requesting registration.

FARMOUT AGREEMENT


         The Company entered into a Farmout Agreement with Smith Management LLC, an affiliate of the Smith Parties effective June 1, 1998. Currently the Smith affiliate to the Farmout Agreement is Smith Energy Partnership, a general partnership of Smith Management LLC and Pengo. As of December 31, 1998, an affiliate of Smith received 15,222 shares of common stock as payment of proceeds under the Farmout Agreement. Effective November 1, 1998, an Amendment to the Farmout Agreement was executed that suspended future drilling rights under the Farmout Agreement until such time as both the Company, the Smith Parties and the Company's bank lenders agreed to recommence such rights. In addition, a provision was added that gave the Smith affiliate the option to receive cash rather than common stock if the average stock price was calculated at less than $3.00 per share, such cash to be paid only if the Company's bank lenders agreed to such payment. The Farmout Agreement was further amended as part of the 1999 Recapitalization to eliminate this option, to provide for cash payments only effective June 1, 1999, and to allow the Company to retain all proceeds under the Farmout Agreement accrued from November 1, 1998 through May 31, 1999. The Farmout Agreement provides that the Smith affiliate will reconvey all drill sites to the Company once the Smith affiliate has recovered from production an amount equal to 100% of its expenditures, including management fees and production taxes, plus an additional sum equal to 18% per annum on such expended sums.

CONSULTING AGREEMENT

         The Company entered into a Consulting Agreement with Arthur J. Pasmas on September 21, 1999 pursuant to which Mr. Pasmas was to receive $200,000 annually for consulting services to be provided to the Company until September 21, 2002. This Consulting Agreement was mutually terminated by the Company and Mr. Pasmas on August 2, 2001 when he was appointed to the Board of the Company. The Company has agreed to pay Mr. Pasmas $200, 000 annually for serving as Chairman of the Board. Mr. Pasmas has been Vice President of Smith Management LLC (or affiliated entities) since 1985.

COMPENSATION OF DIRECTORS


         The members of the Board of Directors of the Company are entitled to reimbursement for their reasonable expenses in connection with their travel to and from, and attendance at, meetings of the Board of Directors or committees thereof. Effective September 23, 1999, members of the Board who are not employees of the Company or affiliates of TCW or the Smith Parties (except Arthur J. Pasmas, as described above) are paid an annual fee of $25,000 and no additional meeting fees for meetings of the Board or any committee. The Board of Directors may grant discretionary options to directors.


EMPLOYMENT AGREEMENTS


         Effective February 1, 2001, the Company entered into employment agreements with Mr. MacAluso and Mr. Pennington. Pursuant to their employment agreements, the Company agreed to pay Messrs. MacAluso and Pennington base salaries of $250,000 and annual bonuses of up to $50,000 contingent upon the Company reaching or exceeding certain performance targets to be set by the Board for each year. Their employment agreements have an initial term of three years and automatically are extended for additional one year periods unless either party terminates the agreement prior to the end of the current term. The Company also agreed to grant each of them options to purchase 90,000 shares of the Company's Common Stock at an exercise price of $1.625 per share and options to purchase 60,000 shares of the Company's Common Stock at an exercise price of $2.84 per share, with such options vesting ratably over twelve fiscal quarters, with the first one-twelfth vesting on March 1, 2001. However, Mr. Pennington is fully vested in his 150,000 options due to a change of control of the Company in the August 2001 Transaction. The options for 90,000 shares are also subject to automatic increase upon the issuance of additional shares by the Company in a pro rata amount based on the percentage increase in the number of outstanding shares of the Company. The exercise price for such new options would be the same as the issue price of the new shares issued by the Company. Their employment agreements also entitle them to participate in all employee benefit plans and programs of the Company. Each agreement also provides that if the employee is permanently disabled during the term of the Agreement, he will continue to be employed at 50% of his base salary until the first to occur of his death, expiration of 12 months, or expiration of the employment agreement. Upon termination of employment by the Company without cause or after a subsequent change of control of the Company, any unvested portion of their options immediately vest. Upon termination of employment by the Company or the employee following a change of control of the Company, the Company agrees to pay the employee an amount equal to the greater of $250,000 or the remaining unpaid base salary for the remaining term of the employment agreement and agrees to continue all employee benefits for a period of one year. Additionally, in such event Messrs. MacAluso and Pennington will be entitled to severance payments in accordance with the Company's severance policy, which provide for a severance payment if the employee is terminated due to a change in control in an amount determined based on the number of years of employment, ranging from two weeks' base salary for one year's employment up to six months base salary for employment of five years or more. The Company also agreed to pay various temporary housing, commuting, moving and relocation expenses of Mr. MacAluso in connection with his transfer from Houston, Texas to Denver, Colorado. These expenses were $27,952. In addition, the Company agreed to purchase the equity in Mr. MacAluso's house in Houston for $141,000 (based on appraised value) and assumed the financial responsibility for its ultimate sale which was completed in April of 2001.


         These Employment Agreements will be assumed by Newco in the Merger and will be amended to substitute a new provision dealing with stock options. Existing options will be cancelled, and pursuant to such amendments, each executive will be granted options to purchase common shares of Newco for an exercise price based upon the $1.00 per share amount paid to unaffiliated shareholders of the Company and the outstanding number of shares of common stock and common stock equivalents of the Company immediately prior to the Merger. See "Security Ownership of Certain Beneficial Owners and Management."

DEVELOPMENT AGREEMENT

         Pursuant to the Exchange Agreement, the Company agreed to enter into a five-year Development Agreement with Smith Energy Partnership, which is the Smith affiliate that is now party to the Farmout Agreement described above ("Smith Energy"), pursuant to which the Company will agree to regulate the cash expenditures attributable to the Smith Energy interests in properties jointly owned with the Company in the Monument Butte Field in Utah such that the projected annual expenditures would not be anticipated to exceed the projected cash flow available to Smith Energy from the properties for the year in question. Any monthly deficit would be advanced by the Company for the benefit of Smith Energy and recovered from future net cash flows otherwise accruing to the Smith Energy interests.


         All transactions set forth above have been approved by disinterested members of the Board of Directors of Inland, and are considered to be fair and reasonable to the Company.


      MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

PRICE RANGE OF COMMON STOCK


         Since July 29, 1999, Inland's common stock has been traded over-the-counter and quoted from time to time in the OTCBB and in the Pink Sheets under the trading symbol "INLN". Prior to July 29, 1999, Inland's common stock was quoted on the National Association of Securities Dealer's Automated Quotation System ("NASDAQ") under the symbol "INLN". As of December 31, 2002, there were approximately 507 holders of record of Inland's common stock. The following table sets forth the range of high and low bid prices as reported by the OTCBB for the periods indicated. The quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.



                                                 COMMON STOCK
                                                  PRICE RANGE
                                               ------------------
                                                 HIGH       LOW
                                                 ----       ---
YEAR ENDED DECEMBER 31, 2001
  First Quarter...........................     $  1.97    $  1.03
  Second Quarter..........................        1.69       1.25
  Third Quarter...........................        1.60       1.30
  Fourth Quarter..........................        2.10       1.32
YEAR ENDED DECEMBER 31, 2002
  First Quarter...........................     $  2.65    $  1.25
  Second Quarter..........................        2.75       1.95
  Third Quarter...........................        2.40       1.15
  Fourth Quarter..........................        1.35       0.90


DIVIDEND POLICY


         Inland has not paid cash dividends on its common stock during the last five years and does not intend to pay cash dividends on the common stock in the foreseeable future. The payment of future dividends will be determined by the Board of Directors in light of conditions then existing, including Inland's earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors. The Company's bank credit agreement forbids the payment of dividends by Inland on its common stock.

                              FINANCIAL STATEMENTS


         Inland's financial statement information is incorporated herein by reference to its Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 31, 2003. The financial statements as of December 31, 2002 have received an opinion from Inland's auditors, KPMG LLP, that is qualified as to the Company's ability to continue as a going concern due, among other things, to the Company's failure to comply with the financial covenants in its loan agreement. Inland has incurred losses in each of the last three fiscal years. Inland common stock had negative book value per share at December 31, 2002.



         The following tables set forth selected historical consolidated financial and operating data for Inland as of and for the fiscal year ended December 31, 2002. Also included are the unaudited pro forma condensed financial statements, which adjust the Company's historical financial statements to illustrate the effect of the Exchange and the amendment to the loan agreements with the Company's senior lenders.



                                                                        PRO FORMA AFTER
                                                  HISTORICAL:              EXCHANGE:
                                                  -----------              ---------
                                                  YEAR ENDED               YEAR ENDED
                                               DECEMBER 31, 2002       DECEMBER 31, 2002,
                                               -----------------       ------------------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUE AND EXPENSE DATA:
Oil and gas sales.......................        $      29,878           $        29,878
Operating expenses......................               21,383                    21,383
Operating income........................                8,495                     8,495
Net income (loss).......................               (9,628)                    2,834
Net income (loss)
  attributable to common
  stockholders..........................               (9,628)                    2,834
Basic and diluted net income
  (loss) per share......................        $       (3.32)          $           .02
                                                =============           ===============
Basic and diluted weighted
  average common shares.................                2,898                   124,126
                                                =============           ===============
Ratio of earnings to fixed
  charges(1)............................                  n/a                      1.46
                                                =============           ===============


---------------

(1) The ratio of earnings to fixed charges for the historical period ended December 31, 2002 indicates less than one to one coverage of $9,748.



                                                                   PRO FORMA AFTER
                                                 HISTORICAL            EXCHANGE
                                                 ----------            --------
                                                DECEMBER 31,         DECEMBER 31,
                                                    2002                 2002
                                                    ----                 ----
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
  (AT END OF PERIOD):
Current assets............................      $     6,474         $      5,974
Total assets..............................          177,216              176,716
Current liabilities.......................          220,255                8,349
Total non-current liabilities.............               --               90,716
Total stockholders' equity (deficit)......          (43,039)              77,651
Book value per share......................           (14.85)                 .63

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS


         The following unaudited pro forma condensed financial statements adjust the Company's historical financial statements to illustrate the effect of the Exchange and the amendment to the loan agreements with the Company's senior lenders. The pro forma adjustments are based on estimates and assumptions explained further in the accompanying notes to unaudited pro forma financial statements. The unaudited pro forma condensed balance sheet as of December 31, 2002 gives effect to the Exchange and the amendments to the loan agreements with the Company's senior lenders as if they occurred on December 31, 2002. The unaudited pro forma condensed statement of operations for the year ended December 31, 2002 gives effect to the Exchange and the amendment to the loan agreements with the Company's senior lenders as if they occurred on January 1, 2002.



         The pro forma financial information is not necessarily indicative of the results of operations or the financial position which could have been attained had the Exchange and the amendments to the loan agreements with the Company's senior lenders been consummated at the foregoing dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of Inland.

                              INLAND RESOURCES INC.



                   UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                DECEMBER 31, 2002



                                                                                         PRO FORMA
                                                                                          EXCHANGE           PRO FORMA
                                                                       HISTORICAL       ADJUSTMENTS       AFTER EXCHANGE
                                                                       ----------       -----------       --------------
                                                                                   (DOLLARS IN THOUSANDS)
ASSETS:
Current assets..................................................     $        6,474    $       (500)(4)     $     5,974
Property and equipment, net.....................................            169,071              --             169,071
Other assets....................................................              1,671              --               1,671
                                                                     --------------    ------------         -----------
  Total assets..................................................     $      177,216    $       (500)        $   176,716
                                                                     ==============    ============         ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT):
Accounts payable and accrued expenses...........................     $        6,794    $         --         $     6,794
Fair market value of derivative instruments.....................              1,555              --               1,555
Senior secured debt.............................................             83,500              --              83,500
Other secured debt..............................................              1,388              --               1,388
Senior subordinated unsecured debt including
  accrued interest..............................................              5,828              --               5,828
Subordinated unsecured debt including accrued
  interest......................................................            115,362        (115,362)(1)              --
Junior subordinated unsecured debt including
  accrued interest..............................................              5,828          (5,828)(1)              --
                                                                     --------------    ------------         -----------
  Total liabilities.............................................            220,255        (121,190)             99,065
                                                                     --------------    ------------         -----------
STOCKHOLDERS' EQUITY (DEFICIT):
  Series F preferred stock......................................                 --               1 (1)
                                                                                                 (1)(2)             --
  Common stock..................................................                  3              22 (1)
                                                                                                 99 (2)             124
  Additional paid-in capital....................................             41,431         121,167 (1)
                                                                                                (98)(2)         162,500
  Accumulated other comprehensive loss..........................             (1,324)             --              (1,324)
  Accumulated deficit...........................................            (83,149)           (500)(4)         (83,649)
                                                                     --------------    ------------         -----------
     Total stockholders' equity (deficit).......................            (43,039)        120,690              77,651
                                                                     --------------    ------------         -----------
  Total liabilities and stockholders' equity
     (deficit)..................................................     $      177,216    $       (500)        $   176,716
                                                                     ==============    ============         ===========
Book value per share............................................     $       (14.85)                        $       .63
                                                                     ==============                         ===========


          The accompanying notes are an integral part of the unaudited pro forma condensed balance sheet.

                              INLAND RESOURCES INC.



              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002



                                                                               PRO FORMA
                                                                                EXCHANGE         PRO FORMA
                                                                HISTORICAL    ADJUSTMENTS      AFTER EXCHANGE
                                                                ----------    -----------      --------------
                                                            (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Oil and gas sales........................................       $   29,878    $        --        $    29,878
Operating expenses.......................................           21,383             --             21,383
                                                                ----------    -----------        -----------
Operating income.........................................            8,495             --              8,495
Interest expense.........................................          (18,227)        12,462(3)          (5,765)
Interest and other income................................              104             --                104
                                                                ----------    -----------        -----------
Net income (loss) attributable to common
  stockholders...........................................       $   (9,628)   $    12,462        $     2,834
                                                                ==========    ===========        ===========
Basic and diluted net income (loss) per share............       $    (3.32)                      $       .02
                                                                ==========                       ===========
Basic and diluted weighted average common shares.........            2,898        121,228(5)         124,126
                                                                ==========    ===========        ===========
Ratio of earnings to fixed charges (6)...................              n/a                              1.46
                                                                ==========                       ===========


          The accompanying notes are an integral part of the unaudited pro forma condensed statement of operations.

                              INLAND RESOURCES INC.



          NOTES TO THE UNAUDITED PRO FORMA CONDENSED BALANCE SHEET AND
             UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)



(1) Reflects the exchange of the TCW subordinated note in the principal amount of $98,969 plus $15,353 of accrued interest through November 30, 2002 for 22,053,000 shares of the Company's common stock and 911,588 shares of the Company's Series F Preferred Stock, $.001 par value. Also reflects the exchange of Smith's Junior Subordinated Note, in the principal amount of $5,000 plus $828 of accrued interest through November 30, 2002, for 68,854 shares of the Company's Series F Preferred Stock. Also reflects the issuance of additional shares of Series F Preferred Stock of 10,470 and 837 shares to TCW and Smith, respectively, for the period from November 30, 2002 to December 31, 2002, under the terms of the Exchange Agreement.



(2) Reflects the automatic conversion of the Series F Preferred Stock into the Company's common stock upon the authorization of additional shares of common stock at a conversion ratio of 100 shares of common stock for each share of Series F Preferred Stock.



(3) Reflects the reduction in interest expense as a result of the exchange of subordinated debt into common stock as if the exchange had occurred on January 1, 2002.



(4)      Reflects the estimated transaction expenses to be incurred.



(5) Reflects the exchange of subordinated debt into common stock as if the exchange had occurred on January 1, 2002.



(6) The ratio of earnings to fixed charges for the historical period ended December 31, 2002 indicates less than one to one coverage of $9,748.



(7) Subsequent to the above Exchange, the Company's two major shareholders, TCW and the Smith Parties, intend to enter into a going private transaction by contributing all of their equity interests in the Company to Newco for 10,000 common shares, $.001 par value, resulting in 92.5% and 7.5% common stock ownership interests, respectively. The common shares of the other remaining unaffiliated shareholders, currently holding a total of 282,000 common shares of the Company, will receive $1.00 per share in cash in payment of their cancelled shares. All of the outstanding shares of the Company's common stock will be eliminated in the transaction and Newco will succeed to all of the property and liabilities of the Company as a result. The impact of the Merger as of December 31, 2002 would be as follows:



                                                           PRO FORMA     PRO FORMA
                                                             AFTER         MERGER      PRO FORMA
                                                            EXCHANGE    ADJUSTMENTS   AFTER MERGER
                                                            --------    -----------   ------------
Cash..................................................    $     5,974     $   (282)   $      5,692
Properties and equipment, net.........................        169,071           --         169,071
Other assets..........................................          1,671           --           1,671
                                                          -----------     --------    ------------
    Total assets......................................    $   176,716     $   (282)   $    176,434
                                                          ===========     ========     ===========

Total liabilities.....................................    $    99,065           --    $     99,065
                                                          -----------     --------    ------------
Shareholder equity :
  Common stock (1)....................................            124         (124)             --
  Additional paid in capital..........................        162,500         (282)
                                                                               124         162,342
  Accumulated other comprehensive loss................         (1,324)          --          (1,324)
  Accumulated deficit.................................        (83,649)          --         (83,649)
                                                          -----------     --------    ------------
Total stockholders' equity............................         77,651         (282)         77,369
                                                          -----------     --------    ------------
Total liabilities and stockholders' equity............    $   176,716   $     (282)   $    176,434
                                                          ===========   ===========   ============


----------
(1) Common stock has a par value less than one thousand dollars after Merger.

                         EXHIBIT A -- DISSENTERS' RIGHTS



REVISED CODE OF WASHINGTON; TITLE 23B -- WASHINGTON BUSINESS CORPORATION ACT.


RCW 23B.13.010
DEFINITIONS

As used in this chapter:

(1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) "Shareholder" means the record shareholder or the beneficial shareholder.

RCW 23B.13.020
RIGHT TO DISSENT

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

         (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

         (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

         (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the Board of Directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

                  (a) The proposed corporate action is abandoned or rescinded;

                  (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

                  (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030
DISSENT BY NOMINEES AND BENEFICIAL OWNERS

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

         (a) The beneficial shareholder submits to the corporation the record shareholder's consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

         (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200
NOTICE OF DISSENTERS' RIGHTS

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters' rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210
NOTICE OF INTENT TO DEMAND PAYMENT

(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.


RCW 23B.13.220
DISSENTERS' RIGHTS -- NOTICE


(1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2) The notice must be sent within ten days after the effective date of the corporate action, and must:

         (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

         (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

         (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

         (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

         (e)      Be accompanied by a copy of this chapter.

RCW 23B.13.230
DUTY TO DEMAND PAYMENT.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder's shares under this chapter.

RCW 23B.13.240
SHARE RESTRICTIONS

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.




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RCW 23B.13.250
PAYMENT

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

(2)      The payment must be accompanied by:

         (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

         (b) An explanation of how the corporation estimated the fair value of the shares;

         (c)      An explanation of how the interest was calculated;

         (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

         (e)      A copy of this chapter.

RCW 23B.13.260
FAILURE TO TAKE ACTION

(1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270
AFTER-ACQUIRED SHARES

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)      the extent the corporation elects to withhold payment under subsection
(1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

RCW 23B.13.280
PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

         (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;




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         (b)      The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

         (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

RCW 23B.13.300
COURT ACTION

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)      Each dissenter made a party to the proceeding is entitled to judgment
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310
COURT COSTS AND COUNSEL FEES

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or




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         (b)      Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by RCW 23B.13.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.




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                                    EXHIBIT B

                            FIRST ALBANY CORPORATION
          One Penn Plaza, 42nd Floor, New York, NY 10119 (212) 273-7100

                                                                January 28, 2003

Board of Directors
Inland Resources Inc.
410 Seventeenth Street, Suite 700
Denver, Colorado 80202

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the unaffiliated common shareholders of Inland Resources Inc. (the "Company") of the transactions set forth below with Inland Holdings LLC ("TCW"), and SOLVation Inc. ("Smith").


As set forth in the draft Exchange and Stock Issuance Agreement and related documents (the "Agreement"), the transactions will have the ultimate effect of exchanging (i) a subordinated promissory note payable to TCW in the aggregate principal amount of $98,968,964 (the "TCW Note"), together with accrued interest as of November 30, 2002, into the equivalent of 113,211,755 shares of the Company's common stock plus 33,800 shares per day thereafter and (ii) a junior subordinated promissory note payable to Smith-in the aggregate principal amount of $5,000,000 (the "Smith Note"), together with accrued interest as of November 30, 2002, into the equivalent of 6,885,413 shares of the Company's common stock plus 2,700 shares per day thereafter (collectively, the "Transactions"). To effect the Transactions, the Company will exchange (a) the TCW Note into a combination of 22,053,000 shares of the Company's common stock, $.001 par value (the "Common Stock"), and 911,588 shares of the Company's Series F preferred stock, $.001 par value, $100 per share liquidation preference, plus 338 shares per day after November 30, 2002 (the "Series F Preferred Stock") and (b) the Smith Note into 68,854 shares of the Company's Series F Preferred Stock plus 27 shares per day after November 30, 2002. The Series F Preferred Stock will be automatically converted into shares of Common Stock upon the authorization of additional shares of Common Stock at a conversion ratio equal to one-hundred shares of Common Stock for each share of Series F Preferred Stock. If necessary, a shareholders' meeting of the Company will be held following the Transactions to authorize the required additional Common Stock. The terms and conditions of the Transactions are more fully set forth in the Agreement.


In connection with rendering our opinion, we have reviewed and analyzed certain information relating to the Company, including: certain publicly available business and financial information relating to the Company, certain internal financial statements and related information of the Company prepared by the management of the Company and other financial and operating information concerning the business and operations of the Company provided to us by the management of the Company including, but not limited to, pro-forma financial and operating budgets, analyses, forecasts, and certain estimates of proved and non-proved reserves and production, commodity prices, revenues, operating costs and capital investments for the Company, prepared by the Company. We have also discussed with members of the senior management of the Company the past and current business operations, financial condition and future prospects of the Company, as well as other matters believed to be relevant to our analysis. Further, we considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant to our analysis. Our opinion is based on market, economic and other conditions and circumstances involving the Company and its industry as they exist today and which, by necessity, can only be evaluated by us on the date hereof. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us by the Company or otherwise publicly available, and have assumed that there have been no material changes in the Company's business operations, financial condition or prospects since the respective dates of such information. We have not independently verified this information, nor have we had such information independently verified. We have not conducted a physical inspection of any of the assets, properties or facilities of the Company, nor have we made or obtained any independent evaluation or appraisals of any such assets, properties or facilities.

We have further assumed with your consent that the Transactions will be consummated in accordance with the terms described in the Agreement, without amendments, modifications to or waivers thereto.

We have not been asked to consider, and this opinion does not address, the relative merits of the Transactions as compared to any alternative business strategy that may exist for the Company. The Company's management has advised us, and we have assumed, that no other viable recapitalization transactions are available to the Company. It is understood that our opinion has been prepared for the benefit of the Board of Directors of the Company for use in its consideration of the fairness, from a financial point of view, of the Transactions and that this opinion may not be used by any other person or for any other purpose. This opinion does not constitute a solvency opinion or an opinion as to how the prices of the securities of the Company may trade in the future. Our opinion may not be disseminated, quoted, referred to, reproduced or disclosed to any person at any time or in any manner, without our prior written consent. This opinion is not a recommendation as to any matter to be presented to shareholders of the Company.

With respect to the pro-forma financial projections of the Company and the estimates of future production, commodity prices, revenue, operating costs and capital investment for the Company, each as prepared by the Company, upon the advice of the Company, we have assumed that such pro-forma projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future performance of the Company, and that the Company will perform substantially in accordance with such projections and estimates. The Company's management has also advised us, and we have assumed, that financial projections and estimates prepared without the pro-forma effects of the Transactions are not meaningful as the Company may not be able to continue as a going concern without effecting the Transactions.

First Albany Corporation ("First Albany") will receive a fee for rendering this opinion, and such fee is not contingent upon the consummation of the Transactions. First Albany has provided financial advisory services to the Company in the past with respect to other transactions and received fees in connection therewith.

First Albany is a full service investment banking and capital markets securities firm which is engaged on a regular basis in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate, estate and other purposes. As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in securities of, or options on, securities of the Company.

Based upon and subject to the foregoing, it is our opinion that the Transactions are fair, from a financial point of view, to the unaffiliated common shareholders of the Company.

                                          Very truly yours,


                                          /s/ FIRST ALBANY CORPORATION


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                                 Exhibit (c)(1)



                       CONSENT OF FIRST ALBANY CORPORATION



The Board of Directors
Inland Resources Inc.
410 17th Street, Suite 700
Denver, CO 80202



Gentlemen:



         We hereby consent to the inclusion of our opinion letter dated January 28, 2003 to the Board of Directors of Inland Resources Inc. (the "Company") as an exhibit to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission, File No. 5-44316, relating to the exchange and merger described therein, and to the references to our firm and such opinion in such Transaction Statement. In giving such consent, we do not admit and we hereby disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the "Securities Act"), or the rules and regulations of the SEC promulgated thereunder (the "Regulations"), nor do we admit that we are experts with respect to any part of such Transaction Statement within the meaning of the term "experts" as used in the Securities Act or the Regulations.



Dated: April 7, 2003


                                          /s/ FIRST ALBANY CORPORATION